   As filed with the Securities and Exchange Commission on July 20, 2001


                                                Registration Nos. 333-64620


                                                                  333-60628


                                                                  333-62088


                                                                  333-63636

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                       TO
                                    Form S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. Exact Name of Trust:

                          TAX EXEMPT SECURITIES TRUST

                            National Trust 273


                           New Jersey Trust 151


                            New York Trust 196


                          Pennsylvania Trust 117


B. Name of depositor:

                           SALOMON SMITH BARNEY INC.

C. Complete address of depositor's principal executive offices:

                           SALOMON SMITH BARNEY INC.
                              388 Greenwich Street
                            New York, New York 10013

D. Name and complete address of agent for service:

                                MICHAEL KOCHMANN
                           Salomon Smith Barney Inc.
                              7 World Trade Center
                            New York, New York 10048

                                    Copy to:
                            MICHAEL R. ROSELLA, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                                399 Park Avenue
                            New York, New York 10022

E. Title of Securities being registered:

  An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed public offering:

 As soon as practicable after the effective date of the registration statement.

[X] Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                            TAX EXEMPT SECURITIES TRUST
  --------------------------------------------------------------------

                                                National Trust 273


                                              New Jersey Trust 151


                                                New York Trust 196


                                            Pennsylvania Trust 117


                             Unit Investment Trusts

         [LOGO OF          The Tax Exempt Securities Trust is sponsored by
  SALOMON SMITH BARNEY]    Salomon Smith Barney Inc. and consists of four
                           separate unit investment trusts: National Trust
                           273, New Jersey Trust 151, New York Trust 196 and
                           Pennsylvania Trust 117. Each trust contains a fixed portfolio of long term municipal bonds. The interest income of these bonds is generally exempt from federal income tax and, for state designated trusts, state and local income tax in the state for which the trust is named.


This Prospectus contains three parts. Part A contains the Summary of Essential Information including summary material relating to the trusts, the Portfolios and the Statements of Financial Condition. Part B contains more detailed information about the Tax Exempt Securities Trust and Part C contains specific information about the state designated trusts. Part A may not be distributed unless accompanied by Parts B and C.

Read and retain this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated July 20, 2001


INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

TAX EXEMPT SECURITIES TRUST

INVESTMENT SUMMARY AS OF JULY 19, 2001

Use this Investment Summary to help you decide whether the portfolios comprising the Tax Exempt Securities Trust are right for you. More detailed information can be found later in this prospectus.

Investment Objective

Each of the trusts seeks to pay investors monthly distributions of tax exempt interest income while conserving their capital. The Sponsor has selected a fixed portfolio of municipal bonds intended to achieve these goals.

Investment Strategy

All of the bonds in each of the trusts are rated A or better by Standard & Poor's, Moody's or Fitch. State designated trusts primarily contain bonds issued by the state for which the trust is named or counties, municipalities, authorities or political subdivisions of that state.


Taxes

Interest received by the unit holders of the trusts on the bonds in each of the trusts is generally exempt from regular federal income tax. Interest on the bonds in each state trust is generally exempt from certain state and local personal income taxes of the state for which the trust is named.


Risk Factors

Holders can lose money by investing in these trusts. The value of the units and the bonds held in the portfolio can each decline in value. An investment in units of a trust should be made with an understanding of the following risks:

  . Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition or a drop in bond ratings.

  . The effective maturity of a long term bond may be dramatically different than shorter term obligations. Investors will receive early returns of principal when bonds are called or sold before they mature. Investors may not be able to reinvest the money they receive at as high a yield or as long a maturity.

  . The municipal bonds could lose their tax-exempt status either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws.

  . The default of an issuer of a municipal bond in making its payment obligation could result in the loss of interest income and/or principal to investors.


  . Since the portfolio of each of the trusts is fixed and not managed, in general the Sponsor can only sell bonds at a trust's termination or in order to meet redemptions. As a result, the price at which a bond is sold may not be the highest price it attained during the life of a trust.

The Public Offering Price

The Public Offering Price per unit as of July 19, 2001, would have been $1,033.94 for the National Trust, $1,042.62 for the New Jersey Trust, $1,035.41 for the New York Trust and $1,036.31 for the Pennsylvania Trust. During the initial public offering period the Public Offering Price per unit is calculated by:


  . dividing the aggregate offering price of the underlying bonds in a trust by the number of units outstanding

  . adding a sales charge of 4.70% (4.932% of the aggregate offering price of the bonds per unit)

  . adding a per unit amount sufficient to reimburse the Sponsor for organizational costs

After the initial offering period the Public Offering Price per unit is calculated by:

  . dividing the aggregate bid price of the underlying bonds in a trust by the number of units outstanding

  . adding a sales charge of 5.00% (5.263% of the aggregate bid price of the bonds per unit)

Market for Units

The Sponsor currently intends to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NATIONAL TRUST 273

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)


                                                             As a % of
                                                               Public   Amounts
                                                              Offering    per
                                                               Price     Unit
                                                             ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage
 of offering price)........................................     4.70%   $48.48
Reimbursement to Sponsor for Estimated Organization Costs..     .242%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                        Amounts
                                                             As a % of    per
                                                             Net Assets  Unit
                                                             ---------- -------
Trustee's Fee..............................................     .126%   $ 1.24
Other Operating Expenses...................................     .031%   $  .30
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.......................................     .025%   $  .25
                                                                ----    ------
  Total....................................................     .182%   $ 1.79
                                                                ====    ======


Example


                                                     Cumulative Expenses
                                                         and Charges
                                                       Paid for Period
                                                    ----------------------
                                                     1     3     5    10
                                                    Year Years Years Years
                                                    ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of .182%
and a 5% annual return on the investment
throughout the periods............................  $488 $526  $568  $692


  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NEW JERSEY TRUST 151

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)


                                                             As a % of
                                                               Public   Amounts
                                                              Offering    per
                                                               Price     Unit
                                                             ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage
 of offering price)........................................     4.70%   $48.89
Reimbursement to Sponsor for Estimated Organization Costs..     .240%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                        Amounts
                                                             As a % of    per
                                                             Net Assets  Unit
                                                             ---------- -------
Trustee's Fee..............................................     .122%   $ 1.21
Other Operating Expenses...................................     .038%   $  .37
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.......................................     .025%   $  .25
                                                                ----    ------
  Total....................................................     .185%   $ 1.83
                                                                ====    ======


Example


                                                       Cumulative Expenses
                                                           and Charges
                                                         Paid for Period
                                                      ----------------------
                                                       1     3     5    10
                                                      Year Years Years Years
                                                      ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of .185%
and a 5% annual return on the investment throughout
the periods.........................................  $488 $527  $569  $695


  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NEW YORK TRUST 196

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)


                                                             As a % of
                                                               Public   Amounts
                                                              Offering    per
                                                               Price     Unit
                                                             ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage
 of offering price)........................................     4.70%   $48.55
Reimbursement to Sponsor for Estimated Organization Costs..     .242%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                        Amounts
                                                             As a % of    per
                                                             Net Assets  Unit
                                                             ---------- -------
Trustee's Fee..............................................     .122%   $ 1.20
Other Operating Expenses...................................     .032%   $  .31
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.......................................     .025%   $  .25
                                                                ----    ------
  Total....................................................     .179%   $ 1.76
                                                                ====    ======


Example


                                                       Cumulative Expenses
                                                           and Charges
                                                         Paid for Period
                                                      ----------------------
                                                       1     3     5    10
                                                      Year Years Years Years
                                                      ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of .179%
and a 5% annual return on the investment throughout
the periods.........................................  $487 $525  $566  $688


  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR PENNSYLVANIA TRUST 117

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)


                                                             As a % of
                                                               Public   Amounts
                                                              Offering    per
                                                               Price     Unit
                                                             ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage
 of offering price)........................................     4.70%   $48.59
Reimbursement to Sponsor for Estimated Organization Costs..     .242%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                        Amounts
                                                             As a % of    per
                                                             Net Assets  Unit
                                                             ---------- -------
Trustee's Fee..............................................     .124%   $ 1.22
Other Operating Expenses...................................     .030%   $  .29
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.......................................     .025%   $  .25
                                                                ----    ------
  Total....................................................     .179%   $ 1.76
                                                                ====    ======


Example


                                                       Cumulative Expenses
                                                           and Charges
                                                         Paid for Period
                                                      ----------------------
                                                       1     3     5    10
                                                      Year Years Years Years
                                                      ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of .179 %
and a 5% annual return on the investment throughout
the periods.........................................  $487 $525  $566  $688


  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION

AS OF JULY 19, 2001 +

Sponsor

Salomon Smith Barney Inc.

Trustee

The Chase Manhattan Bank

Evaluator

Kenny S & P Evaluation Services, a division of J.J. Kenny Company, Inc.

Date of Deposit and of Trust Agreement

July 19, 2001


Mandatory Termination Date*

Each Trust will terminate on the date of maturity, redemption, sale or other disposition of the last Bond held in the Trust.

Record Dates

The first day of each month, commencing August 1, 2001.


Distribution Dates

The fifteenth day of each month,** commencing August 15, 2001.


Evaluation Time

As of 1:00 p.m. on the Date of Deposit. Thereafter, as of 4:00 p.m. Eastern
Time.

Evaluator's Fee

The Evaluator will receive a fee of $.29 per bond per evaluation.

Sponsor's Annual Portfolio Supervision Fee***

Maximum of $.25 per $1,000 face amount of the underlying Bonds.
--------
+ The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
* The actual date of termination of each Trust may be considerably earlier (see Part B, "Amendment and Termination of the Trust Agreement-- Termination").

** The first monthly income distribution of $1.83 for the National Trust, $1.73 for the New Jersey Trust, $1.70 for the New York Trust and $1.78 for the Pennsylvania Trust, will be made on August 15, 2001.

*** In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION

AS OF JULY 19, 2001


                                                          National   New Jersey
                                                         Trust 273   Trust 151
                                                         ----------  ----------
Principal Amount of Bonds in Trust.....................  $8,000,000  $2,000,000
Number of Units........................................       8,000       2,000
Principal Amount of Bonds in Trust per Unit............  $    1,000  $    1,000
Fractional Undivided Interest in Trust per Unit........     1/8,000     1/2,000
Minimum Value of Trust:
 Trust Agreement may be Terminated if Principal Amount
  is less than.........................................  $4,000,000  $1,000,000
Calculation of Public Offering Price per Unit*:
 Aggregate Offering Price of Bonds in Trust............  $7,863,667  $1,982,464
                                                         ==========  ==========
 Divided by Number of Units............................  $   982.96  $   991.23
 Plus: Sales Charge (4.70% of the Public Offering
  Price)...............................................  $    48.48  $    48.89
                                                         ----------  ----------
 Public Offering Price per Unit........................  $ 1,031.44  $ 1,040.12
 Plus: Estimated Organization Expenses.................  $     2.50  $     2.50
 Plus: Accrued Interest*...............................  $      .91  $      .86
                                                         ----------  ----------
 Total.................................................  $ 1,034.85  $ 1,043.48
                                                         ==========  ==========
Sponsor's Initial Repurchase Price per Unit (per Unit
 Offering Price of Bonds)**............................  $   982.96  $   991.23
Approximate Redemption Price per Unit (per Unit Bid
 Price of Bonds)**.....................................  $   973.98  $   981.23
                                                         ----------  ----------
Difference Between per Unit Offering and Bid Prices of
 Bonds.................................................  $     8.98  $    10.00
                                                         ==========  ==========
Calculation of Estimated Net Annual Income per Unit:
 Estimated Annual Income per Unit......................  $    56.63  $    53.67
 Less: Estimated Trustee's Annual Fee***...............  $     1.24  $     1.21
 Less: Other Estimated Annual Expenses.................  $      .55  $      .62
                                                         ----------  ----------
 Estimated Net Annual Income per Unit..................  $    54.84  $    51.84
                                                         ==========  ==========
Calculation of Monthly Income Distribution per Unit:
 Estimated Net Annual Income per Unit..................  $    54.84  $    51.84
 Divided by 12.........................................  $     4.57  $     4.32
Accrued interest from the day after the Date of Deposit
 to the first record date**............................  $     1.83  $     1.73
First distribution per Unit............................  $     1.83  $     1.73
Daily Rate (360-day basis) of Income Accrual per Unit..  $    .1523  $    .1440
Estimated Current Return based on Public Offering
 Price****.............................................        5.30%       4.97%
Estimated Long-Term Return****.........................        5.21%       4.88%

--------
   * Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
  ** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor's Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
 *** Per $1,000 principal amount of Bonds, plus expenses.
**** The Estimated Current Return is calculated by dividing the Estimated Net
     Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION

AS OF JULY 19, 2001


                                                         New York   Pennsylvania
                                                        Trust 196    Trust 117
                                                        ----------  ------------
Principal Amount of Bonds in Trust....................  $2,000,000   $2,000,000
Number of Units.......................................       2,000        2,000
Principal Amount of Bonds in Trust per Unit...........  $    1,000   $    1,000
Fractional Undivided Interest in Trust per Unit.......     1/2,000      1/2,000
Minimum Value of Trust:
 Trust Agreement may be Terminated if Principal Amount
  is less than........................................  $1,000,000   $1,000,000
Calculation of Public Offering Price per Unit*:
 Aggregate Offering Price of Bonds in Trust...........  $1,968,728   $1,970,446
                                                        ==========   ==========
 Divided by Number of Units...........................  $   984.36   $   985.22
 Plus: Sales Charge (4.70% of the Public Offering
  Price)..............................................  $    48.55   $    48.59
                                                        ----------   ----------
 Public Offering Price per Unit.......................  $ 1,032.91   $ 1,033.81
 Plus: Estimated Organization Expenses................  $     2.50   $     2.50
 Plus: Accrued Interest*..............................  $      .84   $      .88
                                                        ----------   ----------
 Total................................................  $ 1,036.25   $ 1,037.19
                                                        ==========   ==========
Sponsor's Initial Repurchase Price per Unit (per Unit
 Offering Price of Bonds)**...........................  $   984.36   $   985.22
Approximate Redemption Price per Unit (per Unit Bid
 Price of Bonds)**....................................  $   974.36   $   975.22
                                                        ----------   ----------
Difference Between per Unit Offering and Bid Prices of
 Bonds................................................  $    10.00   $    10.00
                                                        ==========   ==========
Calculation of Estimated Net Annual Income per Unit:
 Estimated Annual Income per Unit.....................  $    52.76   $    55.04
 Less: Estimated Trustee's Annual Fee***..............  $     1.20   $     1.22
 Less: Other Estimated Annual Expenses................  $      .56   $      .54
                                                        ----------   ----------
 Estimated Net Annual Income per Unit.................  $    51.00   $    53.28
                                                        ==========   ==========
Calculation of Monthly Income Distribution per Unit:
 Estimated Net Annual Income per Unit.................  $    51.00   $    53.28
 Divided by 12........................................  $     4.25   $     4.44
Accrued interest from the day after the Date of
 Deposit to the first record date**...................  $     1.70   $     1.78
First distribution per Unit...........................  $     1.70   $     1.78
Daily Rate (360-day basis) of Income Accrual per
 Unit.................................................  $    .1416   $    .1480
Estimated Current Return based on Public Offering
 Price****............................................        4.93%        5.14%
Estimated Long-Term Return****........................        4.72%        5.01%

--------
   * Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
  ** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor's Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
 *** Per $1,000 principal amount of Bonds, plus expenses.
**** The Estimated Current Return is calculated by dividing the Estimated Net
     Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF JULY 19, 2001


                                                         National    New Jersey
                                                        Trust 273    Trust 151
                                                       ------------ ------------
Number of municipal bonds (from 9 states and the
 District of Columbia for the National Trust; and
 from New Jersey and the United States Virgin Islands
 for the New Jersey Trust)...........................        16            7
Number of bonds issued with "original issue
 discount"...........................................        16            7
Average life to maturity of the bonds in the Trust
 (in years)..........................................      29.2         28.7
                                                       Percentages+ Percentages+
                                                       ------------ ------------
Percentage of bonds acquired from the Sponsor (as
 sole underwriter, member of underwriting syndicate
 or otherwise from its own organization).............      35.6%         0.0%
General obligation bonds backed by the taxing power
 of state issuer.....................................       6.3%         0.0%
Bonds not supported by the issuer's power to levy
 tax.................................................      93.7%       100.0%
The bonds derived their income from the following
 primary sources:
 . convention facilities..............................       5.9%         0.0%
 . educational facilities.............................       6.2%         0.0%
 . hospital and health care facilities................      24.8%        66.9%*
 . housing facilities.................................      25.1%*        0.0%
 . transportation facilities..........................      10.0%        19.8%
 . various purpose....................................      16.1%        13.3%
 . water and sewer facilities.........................       5.6%         0.0%

The bonds in the Trust are rated as follows:
 . Standard & Poor's
  AAA................................................      31.0%        19.8%
  AA ................................................       6.2%         0.0%
  A..................................................      41.0%        69.9%
                                                           ----        -----
    Total............................................      78.2%        89.7%
                                                           ====        =====
 . Moody's
  A..................................................      21.8%        10.3%
                                                           ----        -----
    Total............................................      21.8%        10.3%
                                                           ====        =====
The following insurance companies have insured the
 bonds in the Trust as to timely payment of principal
 and interest:
 . ACA................................................       0.0%        54.6%
 . AMBAC..............................................       5.9%         0.0%
 . FGIC...............................................      11.4%         0.0%
 . FSA................................................       6.3%         0.0%
 . MBIA...............................................       7.4%        19.8%
                                                           ----        -----
    Total............................................      31.0%        74.4%
                                                           ====        =====

------------
+ Percentages based on the aggregate offering price of the bonds in the Trust.
* The Trust is considered to be "concentrated" in a particular category when bonds of that type make up 25% or more of the portfolio.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF JULY 19, 2001


                                                         New York   Pennsylvania
                                                        Trust 196    Trust 117
                                                       ------------ ------------
Number of municipal bonds (from New York, Puerto Rico
 and the United States Virgin Islands for the New
 York Trust; and from Pennsylvania for the
 Pennsylvania Trust).................................         8            6
Number of bonds issued with "original issue
 discount"...........................................         7            6
Average life to maturity of the bonds in the Trust
 (in years)..........................................      30.8         27.5
                                                       Percentages+ Percentages+
                                                       ------------ ------------
Percentage of bonds acquired from the Sponsor (as
 sole underwriter, member of underwriting syndicate
 or otherwise from its own organization).............       0.0%         0.0%
General obligation bonds backed by the taxing power
 of state issuer.....................................       0.0%        16.1%
Bonds not supported by the issuer's power to levy
 tax.................................................     100.0%        83.9%
The bonds derived their income from the following
 primary sources:
 . educational facilities.............................      18.5%        43.8%*
 . hospital and health care facilities................      13.6%        40.1%*
 . recreational facilities............................      14.9%         0.0%
 . transportation facilities..........................      19.8%         0.0%
 . various purpose....................................      12.0%         0.0%
 . water and sewer facilities.........................      21.2%         0.0%

The bonds in the Trust are rated as follows:
 . Standard & Poor's
  AAA................................................      49.1%        16.1%
  AA.................................................      24.0%        10.3%
  A..................................................      26.9%        73.6%
                                                          -----        -----
    Total............................................     100.0%       100.0%
                                                          =====        =====
The following insurance companies have insured the
 bonds in the Trust as to timely payment of principal
 and interest:
 . ACA................................................      26.9%        22.4%
 . Asset Guaranty.....................................       0.0%        10.3%
 . FGIC...............................................      15.7%        16.1%
 . MBIA...............................................      19.8%         0.0%
                                                          -----        -----
    Total............................................      62.4%        48.8%
                                                          =====        =====

------------
+ Percentages based on the aggregate offering price of the bonds in the Trust.
* The Trust is considered to be "concentrated" in a particular category when bonds of that type make up 25% or more of the portfolio.

UNDERWRITING

  The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:


                                                        Units
                                      ------------------------------------------
                                                           New York
                                      National  New Jersey  Trust   Pennsylvania
                                      Trust 273 Trust 151    196     Trust 117
                                      --------- ---------- -------- ------------
Salomon Smith Barney Inc. ...........   3,250     1,900     1,400      1,750
388 Greenwich Street
New York, New York 10013

Pershing/division of DLJ.............   1,500        --        --         --
1 Pershing Plaza
Jersey City, New Jersey 07399

CIBC Oppenheimer Corp. ..............     500        --       500         --
Oppenheimer Tower
One World Financial Center
New York, New York 10281

Southwest Securities, Inc............   1,000        --        --         --
45 Broadway
New York, New York 10006

William R. Hough.....................   1,000        --        --         --
100 Second Avenue
Suite 800
St. Petersburg, Florida 33701

Janney Montgomery Scott LLC..........     250        --        --        250
1801 Market Street
Philadelphia, Pennsylvania 19103

Gruntal & Co. Incorporated...........     250       100       100         --
14 Wall Street
New York, New York 10005

Morgan Keegan & Co., Inc. ...........     250        --        --         --
50 North Front Street
Memphis, Tennessee 38103

                                        -----     -----     -----      -----
Total................................   8,000     2,000     2,000      2,000
                                        =====     =====     =====      =====

                          INDEPENDENT AUDITORS' REPORT

To the Sponsor, Trustee and Unit Holders of

 Tax Exempt Securities Trust, National Trust 273, New Jersey Trust 151, New York Trust 196 and Pennsylvania Trust 117:


We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 273, New Jersey Trust 151, New York Trust 196 and Pennsylvania Trust 117 as of July 19, 2001. These financial statements are the responsibility of the Trustee (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on July 19, 2001, for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.


In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 273, New Jersey Trust 151, New York Trust 196 and Pennsylvania Trust 117 as of July 19, 2001, in conformity with accounting principles generally accepted in the United States of America.


                                                   /s/ KPMG LLP

New York, New York

July 19, 2001

                          TAX EXEMPT SECURITIES TRUST
                       STATEMENTS OF FINANCIAL CONDITION

                   AS OF DATE OF DEPOSIT, JULY 19, 2001



                                                             TRUST PROPERTY
                                                          ---------------------
                                                           National  New Jersey
                                                           Trust 273 Trust 151
                                                          ---------- ----------
Investment in Tax-Exempt Securities:
  Bonds represented by purchase contracts backed by
   letter of credit (1).................................. $7,863,667 $1,982,464
Accrued interest through the Date of Deposit on
 underlying bonds (1)(2).................................     82,926     18,780
Cash (3).................................................     20,000      5,000
                                                          ---------- ----------
    Total................................................ $7,966,593 $2,006,244
                                                          ========== ==========
                                                             LIABILITIES AND
                                                               INTEREST OF
                                                              UNIT HOLDERS
                                                          ---------------------
Liabilities:
  Accrued interest through the Date of Deposit on
   underlying bonds (1)(2)............................... $   82,926 $   18,780
  Reimbursement to Sponsor for Organization Costs (3)....     20,000      5,000
                                                          ---------- ----------
                                                             102,926     23,780
                                                          ---------- ----------
Interest of Unit Holders:
  Units of fractional undivided interest outstanding
     (National Trust 273: 8,000; New Jersey Trust 151:
     2,000)
   Cost to investors (4).................................  8,271,520  2,085,240
   Less--Gross underwriting commission (5)...............    387,853     97,776
   Less--Organization Costs (3)..........................     20,000      5,000
                                                          ---------- ----------
   Net amount applicable to investors....................  7,863,667  1,982,464
                                                          ---------- ----------
    Total................................................ $7,966,593 $2,006,244
                                                          ========== ==========

------------

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 p.m. on July 19, 2001, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $18,000,000 which was deposited with the Trustee for the purchase of $14,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $13,785,305 plus $147,660 representing accrued interest thereon through the Date of Deposit.

(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."
(3) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.

(4) Aggregate public offering price (exclusive of interest) computed on 8,000 Units of the National Trust and 2,000 Units of the New Jersey Trust, on the basis set forth in Part B, "Public Offering--Offering Price."


(5) Sales charge of 4.70% computed on 8,000 Units of the National Trust and 2,000 Units of the New Jersey Trust, on the basis set forth in Part B, "Public Offering--Offering Price."

(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates (exclusive of estimate of organization expense) and accruals reflected in each Trust's financial statements. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST
                       STATEMENTS OF FINANCIAL CONDITION

                   AS OF DATE OF DEPOSIT, JULY 19, 2001



                                                          TRUST PROPERTY
                                                    ---------------------------
                                                     New York  Pennsylvania
                                                    Trust 196   Trust 117
                                                    ---------- ------------
Investment in Tax-Exempt Securities:
  Bonds represented by purchase contracts backed by
   letter of credit (1)............................ $1,968,728  $1,970,446
Accrued interest through the Date of Deposit on
 underlying bonds (1)(2)...........................     21,420      24,534
Cash (3)...........................................      5,000       5,000
                                                    ----------  ----------
    Total.......................................... $1,995,148  $1,999,980
                                                    ==========  ==========
                                                    LIABILITIES AND INTEREST OF
                                                           UNIT HOLDERS
                                                    ---------------------------
Liabilities:
  Accrued interest through the Date of Deposit on
   underlying bonds (1)(2)......................... $   21,420  $   24,534
  Reimbursement to Sponsor for Organization Costs
   (3).............................................      5,000       5,000
                                                    ----------  ----------
                                                        26,420      29,534
                                                    ----------  ----------
Interest of Unit Holders:
  Units of fractional undivided interest
     outstanding (New York Trust 196: 2,000;
     Pennsylvania Trust 117: 2,000)
   Cost to investors (4)...........................  2,070,820   2,072,620
   Less--Gross underwriting commission (5).........     97,092      97,174
   Less--Organization Costs (3)....................      5,000       5,000
                                                    ----------  ----------
   Net amount applicable to investors..............  1,968,728   1,970,446
                                                    ----------  ----------
    Total.......................................... $1,995,148  $1,999,980
                                                    ==========  ==========

------------

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 p.m. on July 19, 2001, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $18,000,000 which was deposited with the Trustee for the purchase of $14,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $13,785,305 plus $147,660 representing accrued interest thereon through the Date of Deposit.

(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."
(3) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.

(4) Aggregate public offering price (exclusive of interest) computed on 2,000 Units of the New York Trust and 2,000 Units of the Pennsylvania Trust, on the basis set forth in Part B, "Public Offering--Offering Price."


(5) Sales charge of 4.70% computed on 2,000 Units of the New York Trust and 2,000 Units of the Pennsylvania Trust, on the basis set forth in Part B, "Public Offering--Offering Price."

(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates (exclusive of estimate of organization expense) and accruals reflected in each Trust's financial statements. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST

                NATIONAL TRUST 273--PORTFOLIO OF SECURITIES


                            AS OF JULY 19, 2001



                                                                     Cost of   Yield on  Annual
                Securities Represented               Redemption     Securities Date of  Interest
     Aggregate            by              Ratings    Provisions      to Trust  Deposit   Income
     Principal    Purchase Contracts        (1)          (2)          (3)(4)     (4)    to Trust
     --------- ------------------------   ------- ----------------- ---------- -------- --------

  1. $ 250,000 Alaska Housing Finance       AAA     6/1/09 @ 101    $ 260,618   5.390%  $ 15,000
               Corporation, General               SF 12/1/39 @ 100
               Mortgage Revenue Bonds,
               MBIA Insured, 6.00%
               Due 6/1/2049

  2.   500,000 Illinois Educational         AA      7/1/08 @ 101      485,865   5.300     25,625
               Facilities Authority                SF 7/1/26 @ 100
               Revenue Bonds, The
               University of Chicago,
               5.125% Due 7/1/2038

  3.   755,000 Illinois Development         A-     11/15/09 @ 101     721,976   6.000     42,658
               Finance Authority,                 SF 11/15/21 @ 100
               Hospital Revenue Bonds,
               Adventist Health
               System/Sunbelt Obligated
               Group, 5.65%
               Due 11/15/2024

  4.   500,000 City and County of           AAA     7/1/09 @ 101      439,695   5.350     22,500
               Honolulu, Hawaii,                   SF 7/1/24 @ 100
               Wastewater System
               Revenue Bonds, FGIC
               Insured, 4.50% Due
               7/1/2028

  5.   340,000 Massachusetts Turnpike       AAA     1/1/07 @ 102      326,380   5.250     17,000
               Authority, Metropolitan             SF 1/1/30 @ 100
               Highway System Revenue
               Bonds, MBIA Insured,
               5.00% Due 1/1/2037

  6.   490,000 Minnesota Agricultural        A     11/15/10 @ 101     515,490   5.700     31,237
               and Economic Development           SF 11/15/23 @ 100
               Board Health Care System
               Revenue Bonds, Fairview
               Health Services, 6.375%
               Due 11/15/2029

  7.   500,000 New Hampshire Higher          A      7/1/08 @ 101      431,245   5.900     24,375
               Educational & Health                SF 7/1/19 @ 100
               Facilities Authority
               Revenue Bonds, The
               Cheshire Medical Center,
               4.875% Due 7/1/2028

                          TAX EXEMPT SECURITIES TRUST

                NATIONAL TRUST 273--PORTFOLIO OF SECURITIES


                            AS OF JULY 19, 2001



                                                                    Cost of   Yield on  Annual
                Securities Represented               Redemption    Securities Date of  Interest
     Aggregate            by              Ratings    Provisions     to Trust  Deposit   Income
     Principal    Purchase Contracts        (1)         (2)          (3)(4)     (4)    to Trust
     --------- ------------------------   ------- ---------------- ---------- -------- --------

  8. $ 745,000 Tobacco Settlement            A           --        $ 788,314   5.950%  $ 47,494
               Revenue Management                 SF 5/15/29 @ 100
               Authority, South
               Carolina, Tobacco
               Settlement Asset-Backed
               Bonds, 6.375% Due
               5/15/2030

  9.   750,000 Texas State Affordable       A3*     8/1/11 @ 102     753,113   6.250     47,250
               Housing Corporation,               SF 8/1/22 @ 100
               Multifamily Housing
               Revenue Bonds, Ashton
               Place and Woodstock
               Apartments, 6.30% Due
               8/1/2033

 10.   270,000 Harris County, Texas,        A-      6/1/11 @ 101     285,039   5.680     17,212
               Health Facilities                  SF 6/1/25 @ 100
               Development Corporation,
               Hospital Revenue Bonds,
               Memorial Hermann
               Healthcare System,
               6.375% Due 6/1/2029

 11.   500,000 Panhandle, Texas,            A3*     3/1/10 @ 102     533,135   5.900     33,750
               Regional Housing Finance           SF 3/1/21 @ 100
               Corporation, Multifamily
               Housing Revenue Bonds,
               Canterbury, Puckett
               Place, River Falls and
               Three Foundations
               Project, 6.75% Due
               3/1/2031

 12.   400,000 Tarrant County, Texas,       A3*     7/1/10 @ 102     426,128   6.050     27,500
               Housing Finance                    SF 7/1/21 @ 100
               Corporation, Multifamily
               Housing Revenue Bonds,
               Fair Oaks Apartments
               Project, 6.875% Due
               7/1/2030

 13.   550,000 State of Washington,         AAA     7/1/08 @ 100     493,300   5.300     24,750
               Various Purpose General            SF 7/1/21 @ 100
               Obligation Bonds, FSA
               Insured, 4.50% Due
               7/1/2023

                          TAX EXEMPT SECURITIES TRUST

                NATIONAL TRUST 273--PORTFOLIO OF SECURITIES


                            AS OF JULY 19, 2001



                                                                      Cost of   Yield on  Annual
                                                       Redemption    Securities Date of  Interest
     Aggregate  Securities Represented by   Ratings    Provisions     to Trust  Deposit   Income
     Principal      Purchase Contracts        (1)         (2)          (3)(4)     (4)    to Trust
     ---------- -------------------------   ------- ---------------- ---------- -------- --------

 14. $  500,000  The Central Puget Sound      AAA     2/1/09 @ 101   $  461,055  5.300%  $ 23,750
                 Regional Transit                   SF 2/1/22 @ 100
                 Authority, Washington,
                 Sales Tax and Motor
                 Vehicle Excise Tax
                 Bonds, FGIC Insured,
                 4.75% Due 2/1/2028

 15.    500,000  Washington Convention        AAA    10/1/08 @ 100      460,580  5.300     23,750
                 Center Authority,                  SF 10/1/22 @ 100
                 Washington, D.C., Senior
                 Lien Dedicated Tax
                 Revenue Bonds, AMBAC
                 Insured, 4.75% Due
                 10/1/2028

 16.    450,000  District of Columbia          A           --           481,734  6.000     29,250
                 Tobacco Settlement
                 Financing Corporation,
                 Tobacco Settlement
                 Asset-Backed Bonds,
                 6.50% Due 5/15/2033
     ----------                                                      ----------          --------
     $8,000,000                                                      $7,863,667          $453,101
     ==========                                                      ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                Securities.

                          TAX EXEMPT SECURITIES TRUST

               NEW JERSEY TRUST 151--PORTFOLIO OF SECURITIES


                            AS OF JULY 19, 2001



                                                                      Cost of   Yield on  Annual
                                                       Redemption    Securities Date of  Interest
     Aggregate  Securities Represented by   Ratings    Provisions     to Trust  Deposit   Income
     Principal      Purchase Contracts        (1)         (2)          (3)(4)     (4)    to Trust
     ---------- -------------------------   ------- ---------------- ---------- -------- --------

  1. $  300,000  New Jersey Economic           A      7/1/08 @ 102   $  302,100  5.400%  $ 16,500
                 Development Authority,             SF 7/1/19 @ 100
                 First Mortgage Revenue
                 Bonds Cadbury
                 Corporation Project, ACA
                 Insured, 5.50%
                 Due 7/1/2028

  2.    195,000  New Jersey Economic          A+      6/1/11 @ 102      199,251  5.250     10,725
                 Development Authority,             SF 6/1/26 @ 100
                 Economic Development
                 Bonds, Masonic Charity
                 Foundation of New
                 Jersey, 5.50%
                 Due 6/1/2031

  3.    200,000  New Jersey Health Care       A2*     7/1/09 @ 101      203,528  5.250     11,000
                 Facilities Financing               SF 7/1/20 @ 100
                 Authority Revenue Bonds,
                 Burdette Tomlin Memorial
                 Hospital Issue, 5.50%
                 Due 7/1/2029

  4.    540,000  New Jersey Health Care        A      7/1/09 @ 101      517,471  5.550     28,350
                 Facilities Financing               SF 7/1/20 @ 100
                 Authority Revenue Bonds,
                 Palisades Medical Center
                 of New York Presbyterian
                 Healthcare System,
                 Obligated Group Issue,
                 ACA Insured, 5.25%
                 Due 7/1/2028

  5.    100,000  New Jersey Health Care       A+      7/1/10 @ 100      104,256  5.150      5,750
                 Facilities Financing               SF 7/1/26 @ 100
                 Authority Revenue Bonds,
                 Robert Wood Johnson
                 University Hospital
                 Issue, 5.75% Due
                 7/1/2031

  6.    415,000  The Port Authority of        AAA     8/1/05 @ 101      392,810  5.090     19,712
                 New York and New Jersey,           SF 8/1/25 @ 100
                 Consolidated Bonds, MBIA
                 Insured, 4.75% Due
                 8/1/2033

  7.    250,000  Virgin Islands Public         A     10/1/10 @ 101      263,048  5.450     15,313
                 Finance Authority                  SF 10/1/25 @ 100
                 Revenue Bonds, Virgin
                 Islands Gross Receipts
                 Taxes Loan Note, ACA
                 Insured, 6.125% Due
                 10/1/2029
     ----------                                                      ----------          --------
     $2,000,000                                                      $1,982,464          $107,350
     ==========                                                      ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

                NEW YORK TRUST 196--PORTFOLIO OF SECURITIES


                            AS OF JULY 19, 2001


                                                                      Cost of   Yield on  Annual
                                                       Redemption    Securities Date of  Interest
     Aggregate  Securities Represented by   Ratings    Provisions     to Trust  Deposit   Income
     Principal      Purchase Contracts        (1)         (2)          (3)(4)     (4)    to Trust
     ---------- -------------------------   ------- ---------------- ---------- -------- --------

  1. $  330,000  New York City, New York,     AAA    6/15/08 @ 101   $  309,956  5.150%  $ 15,675
                 Municipal Water Finance            SF 6/15/30 @ 100
                 Authority, Water and
                 Sewer System Revenue
                 Bonds, FGIC Insured,
                 4.75%
                 Due 6/15/2031

  2.    110,000  New York City, New York,     AA     6/15/11 @ 100      106,630  5.200      5,500
                 Municipal Water Finance            SF 6/15/31 @ 100
                 Authority, Water and
                 Sewer System Revenue
                 Bonds, 5.00% Due
                 6/15/2032

  3.    275,000  The Trust for Cultural        A      7/1/10 @ 101      293,455  5.250     16,844
                 Resources of The City of           SF 7/1/23 @ 100
                 New York Revenue Bonds,
                 Museum of American Folk
                 Art, ACA Insured, 6.125%
                 Due 7/1/2030

  4.    250,000  New York State Dormitory     AAA     2/1/07 @ 102      266,950  5.000     15,250
                 Authority Revenue Bonds,
                 FHA Insured, Nursing
                 Home Menorah Campus,
                 6.10% Due 2/1/2037

  5.    395,000  Dormitory Authority of       AA-    5/15/08 @ 101      365,122  5.280     18,763
                 the State of New York,             SF 5/15/21 @ 100
                 State University
                 Educational Facilities
                 Revenue Bonds, 4.75% Due
                 5/15/2028

  6.    165,000  The Port Authority of        AAA     8/1/05 @ 101      156,177  5.090      7,837
                 New York and New Jersey,           SF 8/1/25 @ 100
                 Consolidated Bonds, MBIA
                 Insured, 4.75% Due
                 8/1/2033

  7.    250,000  Puerto Rico Highway and      AAA     7/1/18 @ 100      233,695  5.146     11,875
                 Transportation                     SF 7/1/29 @ 100
                 Authority,
                 Transportation Revenue
                 Bonds, MBIA Insured,
                 4.75%
                 Due 7/1/2038

  8.    225,000  Virgin Islands Public         A     10/1/10 @ 101      236,743  5.450     13,781
                 Finance Authority                  SF 10/1/25 @ 100
                 Revenue Bonds, Virgin
                 Islands Gross Receipts
                 Taxes Loan Note, ACA
                 Insured, 6.125% Due
                 10/1/2029
     ----------                                                      ----------          --------
     $2,000,000                                                      $1,968,728          $105,525
     ==========                                                      ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

              PENNSYLVANIA TRUST 117--PORTFOLIO OF SECURITIES


                            AS OF JULY 19, 2001



                                                                                Cost of   Yield on  Annual
                                                                Redemption     Securities Date of  Interest
     Aggregate  Securities Represented by Purchase   Ratings    Provisions      to Trust  Deposit   Income
     Principal               Contracts                 (1)          (2)          (3)(4)     (4)    to Trust
     ---------- ----------------------------------   ------- ----------------- ---------- -------- --------

 1.  $  350,000      Pennsylvania Higher               A+      1/15/11 @ 101   $  360,990  5.600%  $ 21,000
                     Educational Facilities                  SF 1/15/23 @ 100
                     Authority, UPMC Health
                     System Revenue Bonds,
                     6.00% Due 1/15/2031

 2.     400,000      Pennsylvania Higher               A-      5/1/09 @ 100       420,232  5.200     24,000
                     Educational Facilities                   SF 5/1/25 @100
                     Authority, Commonwealth
                     of Pennsylvania, Drexel
                     University Revenue
                     Bonds, 6.00% Due
                     5/1/2029

 3.     450,000      Allegheny County, Higher           A      5/15/09 @ 102      441,936  5.500     24,187
                     Education Building                      SF 11/15/20 @ 100
                     Authority, Commonwealth
                     of Pennsylvania, College
                     Revenue Bonds, Thiel
                     College, ACA Insured,
                     5.375% Due 11/15/2029

 4.     355,000      City of Lancaster,                AAA     5/1/09 @ 100       316,919  5.250     15,975
                     Lancaster County,                        SF 5/1/19 @ 100
                     Pennsylvania, General
                     Obligation Bonds, FGIC
                     Insured, 4.50% Due
                     5/1/2028

 5.     250,000      Montgomery County,                A-     11/15/08 @ 101      228,060  5.900     13,125
                     Pennsylvania, Industrial                SF 11/15/23 @ 100
                     Development Authority,
                     Retirement Community
                     Revenue Bonds, ACTS
                     Retirement-Life
                     Communities, Inc.
                     Obligated Group, 5.25%
                     Due 11/15/2028

 6.     195,000      Potter County,                    AA      8/1/06 @ 102       202,309  5.402     11,798
                     Pennsylvania, Hospital                   SF 8/1/17 @ 100
                     Revenue Bonds, Charles
                     Cole Memorial Hospital,
                     Asset Guaranty Insured,
                     6.05% Due 8/1/2024
     ----------                                                                ----------          --------
     $2,000,000                                                                $1,970,446          $110,085
     ==========                                                                ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1) For a description of the meaning of the applicable rating symbols as published by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc., Moody's Investors Service(*) and Fitch Investor Services, Inc.(**), see Part B, "Bond Ratings."

(2) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. "SF" indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, "Tax Exempt Securities Trust--Risk Factors."

(3) Contracts to purchase Bonds were entered into during the period May 30, 2001, through July 19, 2001, with the settlement date on July 24, 2001. The Profit to the Sponsor on Deposit totals $96,241 for the National Trust, $17,976 for the New Jersey Trust, $17,967 for the New York Trust and $24,656 for the Pennsylvania Trust.


(4) Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, "Public Offering--Offering Price" and "Rights of Unit Holders-- Redemption of Units.") Yield on Date of Deposit was computed on the basis of offering prices on the date of deposit. On July 19, 2001, the aggregate bid price of the Bonds was $7,791,804 for the National Trust, $1,962,464 for the New Jersey Trust, $1,948,728 for the New York Trust and $1,950,446 for the Pennsylvania Trust.

PROSPECTUS--Part B:

--------------------------------------------------------------------------------

 Note that Part B of this Prospectus may not be distributed unless accompanied by Part A.

--------------------------------------------------------------------------------

TAX EXEMPT SECURITIES TRUST


The Trusts


  For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts. A unit investment trust provides many of the same benefits as individual bond purchases. However, while receiving many of the benefits, the holder of Units (the "Holder") avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. Each Trust is also created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the "Trust Agreement"), of Salomon Smith Barney Inc., as Sponsor, The Chase Manhattan Bank, as Trustee, and Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a "State Trust") and each National Trust is referred to herein as the "Trust" and together they are referred to as "Trusts." On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the "Bonds") and/or Units of preceding Series of Tax Exempt Securities Trust (the "Deposited Units"). The Bonds and Deposited Units (if any) are referred to herein collectively as the "Securities." After the deposit of the Securities and the creation of the Trusts, the Trustee delivered to the Sponsor registered certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust. These Units are now being offered hereby. References to multiple Trusts herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.


Objectives


  The objectives of each Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is no guarantee that a Trust's objectives will be achieved.


Portfolio


  The Sponsor's investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust:


  . whether the interest on the Bonds selected would be exempt from federal and/or state income taxes imposed on the Holders;


  . whether the Bonds were rated "A" or better by a major bond rating agency;


  . the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);


  . the diversity of the types of Bonds; and


  . the cost of the Bonds relative to what the Sponsor believes is their value.


The Units


  Each Unit in a Trust represents a fractional undivided interest in the principal and net income of such Trust. If any Units are redeemed after the date of this Prospectus, the principal amount of Bonds in the Trust will be reduced by an amount allocable to redeemed Units. Also, the fractional undivided interest in the Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed or until the termination of the Trust.


RISK FACTORS


  An investment in Units is subject to the following risks.


Failure of Issuers to Pay Interest and/or Principal


  The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust's Units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.


Original Issue Discount Bonds and Zero Coupon Bonds


  Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For federal income tax purposes, original issue discount on such bonds must be accrued over the terms of such bonds. On sale or redemption, the difference between (i) the amount realized (other than amounts treated as tax-exempt income), and (ii) the tax basis of such bonds (properly adjusted for the accrual of original issue discount) will be treated as taxable income, gain or loss. See "Taxes" herein.


"When Issued" and "Delayed Delivery" Bonds


  Certain Bonds in a Trust may have been purchased by the Sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed ("delayed delivery") or may not occur. The effect of a Trust containing "delayed delivery" or "when issued" Bonds is that Holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" Bonds during the time between the Holders purchase of Units and delivery of such Bonds to a Trust. Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Holders may receive after the first year. To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the "Summary of Essential Information" in Part A.


Redemption or Sale Prior to Maturity


  Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Holders and will not be reinvested. Thus, no assurance can be given that a

Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.


Market Discount


  The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond will have a larger portion of its total return in the form of taxable ordinary income (because market discount income is taxable ordinary income) and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. See "Taxes" herein.


Failure of a Contract to Purchase Bonds


  In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement to instruct the Trustee to acquire other securities (the "Replacement Bonds") for inclusion in the Portfolio of the affected Trust. However, in order for the Trustee to acquire any Replacement Bonds, they must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must:


  . be a tax-exempt bond;


  . have a fixed maturity or disposition date comparable to the Bond it replaces;


  . be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces;


  . be purchased within twenty days after delivery of notice of the failed contracts; and


  . be rated in a category of A or better by a major rating organization.


  Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Holders of such Trust of the acquisition of the Replacement Bond.


  In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Holders not later than the second monthly Distribution Date. Moreover, the failed contract may reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return of the affected Trust.


Risks Inherent in an Investment in Different Types of Bonds


  The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.


  General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors. Some such factors are the entity's tax base, the extent to which the entity relies on federal or state aid, and other factors which are beyond the entity's control.


  Industrial Development Revenue Bonds ("IDRs"). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.


  Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.


  Single Family and Multi-Family Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a

Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and reduce the amount of income that would otherwise have been paid to Holders.


  Power Facility Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities are also subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.


  Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.


  University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors, of which an investor should be aware, are the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payments on its own.


  Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.


  Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.


  Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.


  Moral Obligation Bonds. The Trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.


  Refunded Bonds. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.


  Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.


  Special Tax Bonds. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax. Examples of such special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.


  Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

  Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.


  Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.


  Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.


  Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in Puerto Rico. These Bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is fully integrated with that of the mainland United States. During fiscal 2000, approximately 88% of Puerto Rico's exports were to the United States mainland, which was also the source of 56% of Puerto Rico's imports. In fiscal 2000, Puerto Rico experienced a $11.4 billion positive adjusted merchandise trade balance. The dominant sectors of the Puerto Rico economy are manufacturing and services. Gross product in fiscal 1996 was $30.4 billion and gross product in fiscal 2000 was $41.4 billion ($34.8 billion in 1996 prices). This represents an increase in gross product of 36.3% from fiscal 1996 to 2000 (14.7% in 1996 prices).


  Average employment increased from 1,092,200 in fiscal 1996, to 1,159,470 in fiscal 2000. Average unemployment decreased from 13.8% in fiscal 1996, to 11.0% in fiscal 2000, the lowest annual unemployment rate in more than two decades. According to the Labor Department's Household Employment Survey, during the first nine months of fiscal 2001, total employment increased 1.0% over fiscal 2000. Total monthly employment averaged 1,160,200 during the first nine months of fiscal 2001, compared to 1,149,700 in the same period of fiscal 2000.


  The Planning Board's gross product forecast for fiscal 2001, made in March 2001, projected an increase of 2.2% over fiscal 2000 and an increase of 2.0% for fiscal 2002. The performance of the economy during fiscal 2001 and 2002 will be effected principally by the performance of the United States economy and by the increase in oil prices and, to a lesser extent, by the level of interest rates. Since Puerto Rico is heavily dependent on oil imports for its energy needs, if the level of oil prices remain at their current high levels, this may adversely affect economic activity in Puerto Rico during the remainder of fiscal 2001 and during fiscal 2002.


Insurance


  Certain bonds (the "Insured Bonds") may be insured or guaranteed by American Capital Access Corporation ("ACA"), Asset Guaranty Insurance Co. ("AGI"), Ambac Assurance Corporation

("AMBAC"), Asset Guaranty Reinsurance Company ("Asset Guaranty"), Capital Markets Assurance Corp. ("CAPMAC"), Connie Lee Insurance Company ("Connie Lee"), Financial Guaranty Insurance Company "Financial Guaranty"), Financial Security Assurance Inc. ("FSA"), or MBIA Insurance Corporation ("MBIA") (collectively, the "Insurance Companies"). Insurance policies generally make payments only according to a bond's original payment schedule and do not make early payments when a bond defaults or becomes taxable. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor's or another acceptable national rating service. Standard & Poor's has assigned an A claims-paying ability to ACA and an AA claims-paying ability to AGI. The ratings are subject to change at any time at the discretion of the rating agencies.


  The cost of this insurance is borne either by the issuers or previous owners of the bonds. The Sponsor does not insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non-cancellable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.


Litigation and Legislation


  To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.


Tax Exemption


  From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See "Taxes" herein for a more detailed discussion concerning the tax consequences of an investment in Units. Holders are urged to consult their own tax advisers.


TAXES


  This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the

Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions, insurance companies, tax-exempt organizations or anyone who holds the Units as part of a hedge or straddle.


The Bonds


  In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds), the interest on the Bonds is excludable from gross income for regular federal income tax purposes under the law in effect at that time (except in certain circumstances because of the identity of the holder). However, interest on the Bonds may be subject to state and local taxes. The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.


  In the opinions of bond counsel referred to above, none of the interest received on the Bonds at the time of issuance is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation's alternative minimum tax.


  In the case of certain Bonds, the opinions of bond counsel indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular federal income tax, although interest on those Bonds received by others generally would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.


  The opinions of bond counsel are limited to the law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their dates of issuance, as a result of possible changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.


  The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons' outstanding tax-exempt private activity bonds, or the facilities themselves, and it is not possible to give any assurance that future events will not affect the tax-exempt status of the Bonds.


  From time to time Congress considers proposals to tax the interest on state and local obligations such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

  As of the date of this prospectus, recently passed legislation will phase in lower personal income tax rates under federal law over the next six years. Under lower personal income tax rates on interest income, the benefit of the tax-exempt status of the Bonds held by the Trusts is relatively less than the benefit that would exist under higher tax rates. Investors should be aware of this change in tax rates given that the pre-tax interest rates on the Bonds generally are lower than interest rates on similar taxable bonds.


  Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.


The Trust


  In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law as of the date of this Prospectus:


     The Trusts are not associations taxable as corporations for federal income tax purposes, and the interest on the Bonds that is excludible from federal gross income when received by the Trusts will be excludible from the federal gross income of the Holders. Any proceeds paid under the insurance policies described above issued to the Trusts with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trusts will be excludible from federal gross income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.


     Each Holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Holder will be considered to have received its pro rata share of income from Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending on the Holder's method of accounting and depending on the existence of any original issue discount on the Bonds), and each Holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Holder sells, exchanges or redeems its Units.


  The opinion of Paul, Hastings, Janofsky & Walker LLP, which is set forth above, as to the tax status of the Trusts is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trusts pursuant to the Reinvestment Programs, described under "Reinvestment Programs" in this Part B. However, reinvestment does not avoid a taxable event that otherwise occurs.


Other Tax Issues


  The Trust may contain Bonds issued with original issue discount. Holders are required to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of any accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982, and acquired after March 1, 1984. The Trust's tax basis (and the Holder's tax basis) in a Bond is increased by any tax-exempt accrued original issue discount. For Bonds issued after June 9, 1980, that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Holders.


  Holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.


  The total cost of a Unit to a Holder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Holder's per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond.


  A Holder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond's face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Holder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Holder's tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Holder's income. Thus, for example, a Holder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Holder is considered to have held such interest.


  Bond premium must be amortized under the method the Holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).


  Gain (or loss) realized on a sale, maturity or redemption of the Bonds or on a sale or redemption of a Unit is includible in gross income for federal, state and local income tax purposes. That gain (or loss) will be capital gain (or loss), assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain (or loss) will be realized by the Holder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain (or loss) will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Holder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Holder's tax basis is otherwise a tax-free return of capital.


  A Holder may acquire its Units or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as taxable ordinary income, rather than capital gain, to the extent of any accrued market discount.


  Long-term capital gains realized by non-corporate Holders (with respect to Units and Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 20% (10% if the non-corporate Holder is, and would be after accounting for such gains, eligible for the 15% tax bracket for ordinary income), while ordinary income and short-term capital gains received by non-corporate Holders will be taxed at a maximum federal income tax rate of 39.6%. As stated above, these rates are scheduled to change over time under recently passed legislation. Beginning in the year 2001, for Holders in the 15% tax bracket for ordinary income (or in the year 2006, for Holders in the 28% or higher tax bracket for ordinary income), capital gains realized with respect to Units and Bonds held for more than five years may be subject to a reduced rate of long-term capital gains tax. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Holders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from the sale of Bonds, under certain circumstances, may not be distributed pro-rata, a Holder's taxable income or gain for any year may exceed its actual cash distributions in that year.


  If the Trust purchases any units of a previously issued unit investment trust series, based on the opinion of counsel with respect to such series the Trust's pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.


  Among other things, the Code provides for the following: (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however bond counsel has opined that none of the Bonds in the Trust are covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income;
(3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a foreign corporation on the interest on bonds otherwise exempt from tax.


  The Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose "modified adjusted gross income" combined with a portion of their social security benefits exceeds a base amount. The base amount is $32,000 for a married couple filing a joint return, zero for married persons filing separate returns and not living apart at all times during the year, and $25,000 for all others. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual's income exceeds this base amount.


  Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to tax on tax-exempt interest.


  If borrowed funds are used by a Holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for federal income tax purposes. Fees and expenses of the Trust will also not be deductible. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.


  After the end of each calendar year, the Trustee will furnish to each Holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any
Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service. Holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.


EXPENSES AND CHARGES


Initial Expenses


  Investors will reimburse the Sponsor on a per Unit basis, all or a portion of the estimated costs incurred in organizing each Trust including the cost of the initial preparation of documents relating to a Trust, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.


Fees


  The Trustee's, Evaluator's and Sponsor's fees are set forth under the Summary of Essential Information. The Trustee receives for its services as Trustee payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee is based on the principal amount of Bonds contained in the Trust during the preceding month. The Trustee also receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.


  The Evaluator's fee, which is earned for Bond evaluations, is received for each evaluation of the Bonds in a Trust as set forth under Summary of Essential Information.


  The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust. However, at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Tax Exempt Securities Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.


  The fees of the Trustee, Evaluator and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.


Other Charges


  The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement;

indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust.


  To the extent lawful, the Trust will also pay expenses associated with updating the Trusts' registration statements and maintaining registration or qualification of the Units and/or a Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor. Any payments received by the Sponsor reimbursing it for payments made to update Trusts' registration statements will not exceed the costs incurred by the Sponsors.


  The Trusts shall further incur expenses associated with all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses. All direct distribution expenses of the Trusts (including the costs of maintaining the secondary market for the Trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature, will be paid at no cost to the Trusts.


PUBLIC OFFERING


Offering Price


  During the initial public offering period, the Public Offering Price of the Units is determined by adding to the Evaluator's determination of the aggregate offering price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator's determination of the aggregate bid price of the Bonds per Unit a sales charge equal to 5% of the Public Offering Price (5.263% of the aggregate bid price of the Bonds per Unit). A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.


  During the initial public offering period, the sales charge and dealer concession for the Trusts will be reduced as follows:



                           Percent of                 Percent of
                             Public                   Net Amount                 Dealer
Units Purchased+         Offering Price                Invested                Concession
----------------         --------------               ----------               ----------
      1-99                   4.70%                      4.932%                   $33.00
    100-249                  4.25%                      4.439%                   $32.00
    250-499                  4.00%                      4.167%                   $30.00
    500-999                  3.50%                      3.627%                   $25.00
1,000 or more                3.00%                      3.093%                   $20.00


  The Holders of Units of any unit investment trust (the "Exchangeable Series") may exchange Units of the Exchangeable Series for Units of a

--------

+ The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc. Units held in the name of the spouse or child under the age of 21 of the purchaser are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge.

Trust of this Series at their relative net asset values, subject to a fixed sales charge of $25 per Unit. See "Exchange Option" herein.


  The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.


  Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds per Unit plus a sales charge of .50%. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period such purchases may be made at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds per Unit plus a sales charge of .50%. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset OneSM Program and in the Reinvestment Program of any series of the Trust may purchase Units at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds (plus cash held by the Trust for organization and offering costs) per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds per Unit. Participants in the Smith Barney Asset OneSM Program are subject to certain fees for specified securities brokerage and execution services.


Method of Evaluation


  During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for Bonds, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or
(4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the Summary of Essential Information. Following the initial public offering period, the aggregate bid price of the Bonds will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the Summary of Essential Information. The term "business day," as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount of the Bonds. In the case of actively traded securities, the difference may be as little as 1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Summary of Essential Information.


Distribution of Units


  During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods.

Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.


  It is the Sponsor's intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale only in the State for which the Trust is named, except that Units of a New York Trust will also be offered for sale to residents of the State of Connecticut, the State of Florida and the Commonwealth of Puerto Rico. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under "Public Offering--Offering Price." The Sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers. After the initial offering period the dealer concession is negotiated on a case-by-case basis.


  Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Holder or become entitled to exercise the rights of a Holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Holder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.


Market for Units


  While the Sponsor is not obligated to do so, its intention is to maintain a market for the Units of a Trust and to continuously offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Holder desiring to dispose of its Units may be able to do so by tendering such Units to the Trustee for redemption at the Redemption Price.


Exchange Option


  Holders may exchange their Units of this Series for Units of any series of Tax Exempt Securities Trust (the "Exchange Trust") available for sale in the state in which the Holder resides. Such exchange will be at a Public Offering Price for the Units of the Exchange Trust to be acquired based on a fixed sales charge of $25 per Unit. The terms of the Exchange Option will also apply to Holders who wish to exchange Units of an Exchangeable Series for Units of a Trust of this Series. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Holders. Therefore, there is no assurance that the Exchange Option will be available to a Holder. Exchanges will be effected in whole units only. If the proceeds from the Units being surrendered are less than the cost of a whole number of Units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole Units.


  An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust, or Units of an Exchangeable Series for Units of a Trust, will generally constitute a taxable event under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for Units of any other series of the Tax Exempt Securities Trust, or Units of an

Exchangeable Series for Units of a Trust of this Series, which are grantor trusts for U.S. federal income tax purposes, will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.


  Units of the Exchange Trust or a Trust of this Series will be sold under the Exchange Option at the bid prices (for trusts being offered in the secondary market) and offer prices (for trusts being offered in the primary market) of the underlying securities in the particular portfolio involved per Unit plus a fixed charge of $25 per Unit. Sales to dealers will be made at prices which represent a concession. The amount of the concession will be established at the time of sale by the Sponsor. As an example, assume that a Holder, who has three Units of a trust with a current price of $1,020 per Unit based on the bid prices of the underlying securities, desires to exchange his Units for Units of a series of an Exchange Trust with a current price of $880 per Unit based on the bid prices of the underlying securities. In this example, the proceeds from the Holder's Units will aggregate $3,060. Since only whole Units of an Exchange Trust or a Trust of this Series may be purchased under the Exchange Option, the Holder would be able to acquire three Units in the Exchange Trust for a total cost of $2,715 ($2,640 for the Units and $75 for the sales charge) and would receive the remainder of his proceeds ($345) in cash. The Holder, at his option, could also decide to add $560 ($535 for the Unit and $25 for the sales charge) to the remaining cash balance and purchase another Unit of the Exchange Trust as explained in the first paragraph of this section.


Reinvestment Programs


  Distributions of interest and/or principal are made to Holders monthly. The Holder has the option of either receiving a monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions to the reinvestment program selected by the Holder. Since the Sponsor has arranged for different reinvestment alternatives Holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Holder. The Holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Holder and may be terminated at any time by the Holder. The program may also be modified or terminated by the Trustee or the program's Sponsor.


Sponsor's and Underwriters' Profits


  The Underwriters receive a commission based on the sales charge of a particular Trust as adjusted pursuant to the agreement among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter's commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses in the amount of any difference between the cost of the Bonds to a Trust and the purchase price of such Bonds to the Sponsor. Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor's businesses to the extent permitted by applicable regulations.


  In maintaining a market for the Units the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units.


RIGHTS OF HOLDERS


Certificates


  Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.


  Certificates may be issued in denominations of one Unit or any multiple thereof. A Holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.


Distribution of Interest and Principal


  Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Holders of record in such Trust as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Holders on previous Distribution Dates.


  The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Holders' pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the "Monthly Income Distribution") plus such Holders' pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Summary of Essential Information for a Trust. The Monthly Income Distribution will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.


  Normally, interest on the Bonds is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will then be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup such advances by reducing the amount distributed per Unit in one or more Monthly Income Distributions. If Units are redeemed subsequent to such advances by the Trustee, each remaining Holder will be subject to a greater pro rata reduction in his Monthly Income Distribution. To the extent it is unable to recoup advances from the Interest Account, the Trustee is also entitled to withdraw from the Principal Account. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Holders and are available for use by The Chase Manhattan Bank pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds, accrued interest may at any point in time be greater than the amount of interest distributed to Holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Holder sells all or a portion of his Units, a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds.


  As of the first day of each month the Trustee will deduct from the Interest Account of a Trust amounts necessary to pay the expenses of such Trust. To the extent there are not sufficient funds in the Interest Account to pay Trust expenses, the Trustee is also entitled to withdraw from the Principal Account. The Trustee also may withdraw from the accounts such amounts it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee returns any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.


  The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor's purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advances to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.


Reports and Records


  The Trustee shall furnish Holders in connection with each distribution a statement of the amount of interest and the amount of other receipts which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record, a statement
(1) as to the Interest Account: interest received, deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account. The accounts of a Trust shall be audited not less frequently than annually by independent auditors designated by the Sponsor, and the report of such auditors shall be furnished by the Trustee to Holders upon request.


  The Trustee shall keep available for inspection by Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.


Redemption of Units


  Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 New York Plaza, New York, New York 10004, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.


  Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.


  Within seven calendar days following such tender, the Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading.


  Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold, the size and diversity of a Trust will be reduced.


  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.


Computation of Redemption Price per Unit


  The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Holders of such Trust of record as of a date prior to the evaluation. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the organization costs per Unit of a Trust. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust.


Purchase by the Sponsor of Units Tendered for Redemption


  The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee. Such a purchase by the Sponsor will be at the price so bid by making payment to the Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee.


  The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. Any profit resulting from the resale of such Units will belong to the Sponsor. The Sponsor likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units.


SPONSOR


  Salomon Smith Barney Inc. ("Salomon Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On September 1, 1998, Salomon Brothers Inc. merged with and into Smith Barney Inc. ("Smith Barney") with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Salomon Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Salomon Smith Barney is an indirect wholly-owned subsidiary of Citigroup Inc. Salomon Smith Barney or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Salomon Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as sponsor of most Series of Defined Assets Funds.


Limitations on Liability


  The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Holders for taking any action or refraining from any action in good faith or for errors in judgment. The Sponsor shall also not be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.


Responsibility


  Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds. Such events include: default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Holders. The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.


  It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan. However, the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.


  Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds the Trustee is required to give notice thereof to each Holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.


Resignation


  If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.


TRUSTEE


  The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017, and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Company and the Board of Governors of the Federal

Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.


Limitations on Liability


  The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction.


Resignation


  By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee.
If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.


EVALUATOR


  The Evaluator is Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 65 Broadway, New York, New York 10006.


Limitations on Liability


  The Trustee, Sponsor and Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.


Responsibility


  The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor.


Resignation


  The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee.

Should such removal occur, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.


AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT


Amendment


  The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Holders. However, the Trust Agreement may not be amended to increase the number of Units issuable or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust. In the event of any amendment, the Trustee is obligated to notify promptly all Holders of the substance of such amendment.


Termination


  The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under "Summary of Essential Information." In the event of termination, written notice thereof will be sent by the Trustee to all Holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust. Then after paying all expenses and charges incurred by such Trust, the Trustee will distribute to each Holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.


MISCELLANEOUS


Legal Opinion


  The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, New York, New York 10022, as special counsel for the Sponsor.


Auditors


  The statements of financial condition and portfolios of securities included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


Performance Information


  Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.


BOND RATINGS+


  All ratings shown under Part A, "Portfolio of Securities", except those identified otherwise, are by Standard & Poor's.


Standard & Poor's


  A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.


  The ratings are based, in varying degrees, on the following considerations:


     I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;


     II. Nature of and provisions of the obligation; and


     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.


  AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.


  AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.


  A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.


  BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.


  Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.


  Provisional Ratings: The letter "p" following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

 ------------

+ As described by the rating agencies.

  Conditional rating(s), indicated by "Con" are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.


Moody's


  A brief description of the applicable Moody's rating symbols and their meanings is as follows:


  Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.


  Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.


  A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.


  Baa--Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.


  Rating symbols may include numerical modifiers "1," "2," or "3." The numerical modifier "1" indicates that the security ranks at the high end, "2" in the mid-range, and "3" nearer the low end of the generic category. These modifiers of rating symbols "Aa," "A" and "Baa" are to give investors a more precise indication of relative debt quality in each of the historically defined categories.


Fitch


  A brief description of the applicable Fitch's rating symbols and their meanings is as follows:


  AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.


  AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.


  A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.


  BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.


  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.


Duff & Phelps


  A brief description of the applicable Duff & Phelps' rating symbols and their meanings is as follows:


  AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.


  AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.


  A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.


  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME


  This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective federal income tax rates and tax brackets for the 2001 taxable year based on the statutory rates in the recently passed legislation. Such rates are subject to change and lower rates are scheduled to be phased in over the next six years under recently passed legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax.


2001 Tax Year

-------------------------------------------------------------------------------

      Taxable Income Bracket                             Tax Exempt Yield
                                   Federal   Effective
                                     Tax      Federal
   Joint Return    Single Return   Bracket   Tax Rate  4.00% 4.50% 5.00% 5.50% 6.00%  6.50%
                                                Taxable Equivalent Yield
--------------------------------------------------------------------------------------------
 $      0- 12,000 $      0-  6,000  10.00%     10.00%  4.44% 5.00% 5.56% 6.11%  6.67%  7.22%
 $ 12,001- 45,200 $  6,001- 27,050  15.00      15.00   4.71  5.29  5.88  6.47   7.06   7.65
 $ 45,201-109,250 $ 27,051- 65,550  28.00      28.00   5.56  6.25  6.94  7.64   8.33   9.03
 $109,251-132,950 $ 65,551-132,950  31.00      31.00   5.80  6.52  7.25  7.97   8.70   9.42
 $132,951-166,500 $132,951-136,750  31.00      31.93   5.88  6.61  7.35  8.08   8.81   9.55
 $166,501-297,350 $136,751-297,350  36.00      37.08   6.36  7.15  7.95  8.74   9.54  10.33
 Over $297,350    Over $297,350     39.10      40.27   6.70  7.53  8.37  9.21  10.05  10.88
--------------------------------------------------------------------------------------------


Note: This table reflects the following:


  1 Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $132,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $199,450 for married taxpayers filing a joint tax return and $132,950 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.


  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.


  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.


  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS--Part C:
--------------------------------------------------------------------------------

  Note: Part C of this Prospectus may not be distributed unless accompanied by
                                 Parts A and B.
--------------------------------------------------------------------------------
TAX EXEMPT SECURITIES TRUST--THE STATE TRUSTS

  Potential purchasers of the Units of a State Trust should consider the fact that the Trust's Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

New Jersey Trust


  Risk Factors--Prospective investors should consider the recent financial difficulties and pressures which the State of New Jersey (the "State") and certain of its public authorities have undergone.


  The State's economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture.


  During 1999, a continuation of the national business expansion, a strong business climate in New Jersey and positive developments in neighboring metropolitan areas contributed to the State's economic expansion--the second strongest year for economic growth since 1988.


  Pursuant to the State Constitution, no money may be drawn from the State Treasury except for appropriations made by law. In addition, all monies for the support of State purposes must be provided for in one general appropriation law covering one and the same fiscal year.


  In addition to the Constitutional provisions, the New Jersey statutes contain provisions concerning the budget and appropriation system. Under these provisions, each unit of the State requests an appropriation from the Director of the Division of Budget and Accounting, who reviews the budget requests and forwards them with his recommendations to the Governor. The Governor then transmits his recommended expenditures and sources of anticipated revenue to the legislature, which reviews the Governor's Budget Message and submits an appropriations bill to the Governor for his signature by July 1 of each year. At the time of signing the bill, the Governor may revise appropriations or anticipated revenues. That action can be reversed by a two-thirds vote of each House. No supplemental appropriation may be enacted after adoption of the act, except where there are sufficient revenues on hand or anticipated, as certified by the Governor, to meet the appropriation. Finally, the Governor may, during the course of the year, prevent the expenditure of various appropriations when revenues are below those anticipated or when he determines that such expenditure is not in the best interest of the State.


  Employment within the State increased by 1.7% in 1999, resulting in an increase of over 65,000 jobs. Job gains were primarily spread across the service producing industries with particularly strong growth in business services (20,200) and in wholesale and retail trade (20,500). Computer software and personnel supply related companies accounted for the bulk of the job growth in the business services sub-sector, adding 15,000 jobs.


  During the past decade, New Jersey's job growth has been concentrated in five major "growth clusters:" high technology, health, financial, entertainment and logistics. Combined, these five growth clusters added over 200,000 jobs during the ten years from 1988 to 1998, a 19% growth rate compared to a 4% growth rate for all other industries in the State. These growth clusters grew by 2.6% in 1999, over twice the rate of 1.2% for all other industries in New Jersey.


  Personal income in New Jersey, spurred by strong labor markets, increased by 5.46% in 1999, just below the 5.8% national rate. As a result, retail sales rose by an estimated 6.2 percent. The strong State economy also led to a 7% growth in retail sales. Low inflation, approximately 2%, continues to benefit New Jersey consumers and businesses and low interest rates have increased spending on housing and consumer durable expenditures. In 1999, home building was at its highest level since 1988.


  New Jersey's unemployment rate remained low in 1999--close to the national average. Joblessness, in terms of both its absolute level and its rate, has been falling steadily since its peak in 1992. The early trends in year 2000 indicate that the number of unemployed persons in New Jersey has dropped to its lowest level since mid-1989.


  The economic outlook for the years 2000 and 2001 is for continued growth, but at somewhat more moderate rates. Employment is expected to increase by approximately 58,000 jobs, reflecting a slowing national economy and shortages in skilled technical specialties that will constrain job growth. The outlook also indicates a slowing in State personal income growth from 6.2% in 2000 to 5.9% in 2001.


  A slower growing national economy and the recent national election make it unclear as to what changes in national economic or fiscal policy will be implemented that will impact the State's economy significantly in the forecast period. However, uncertainties in the international economy are likely to remain due to oil price and currency issues.


  Other areas of concern include the volatility in the stock market, possible significant shifts in consumer and investor confidence, unstable and potentially deflationary international economic conditions, and the prospect of leaner profits for U.S. corporations. In addition, the restructuring of major industries will continue due to cost containment, globalization of competition, and deregulation concerns. Although the forecasts for the years 2000 and 2001 contain more risks than in the recent past, the basic fundamentals of the State's economic health remain favorable.


  The New Jersey outlook is based on expected national economic performance and on recent State strategic policy actions aimed at infrastructure improvements, effective education and training of New Jersey's work force, and those maintaining a competitive business environment. Investments in each of these policy areas are critical in maintaining the long-term health of the State's economy.


  New Jersey has a Constitutional provision that requires the State to maintain a balanced budget. The State operates on a fiscal year beginning July 1 and ending June 30. For example, "Fiscal Year 2001" refers to the State's fiscal year beginning July 1, 2000, and ending June 30, 2001. Changes in economic activity in the State and the nation, consumption of durable goods, corporate financial performance and other factors that are difficult to predict may result in actual collections for Fiscal Year 2001 being more or less than forecasted. The State is bound, however, by the constitutional requirement that no appropriations law may be enacted if the amount of money appropriated therein, together with all other prior appropriations made for the same Fiscal Year, exceeds the total amount anticipated revenues available therein, together with all other prior appropriations made for the same Fiscal Year, as certified by the Governor. The General Fund is the fund into which all State revenues not otherwise restricted by statute are deposited and from which appropriations are made. The largest part of the total financial operations of the State is accounted for in the General Fund, which includes revenues received from taxes and unrestricted by statute, most federal revenues, and certain miscellaneous revenue items. The appropriations act provides the basic framework for the operation of the General Fund. The undesignated General Fund balance at year end for Fiscal Year 1997 was $281 million, for Fiscal Year 1998, $228 million, for Fiscal Year 1999, $276 million and for Fiscal Year 2000, $188 million. For Fiscal Year 2001, the balance at year end in the undesignated General Fund is estimated to be $163 million.


  State Aid to Local Governments is the largest portion of Fiscal Year 2002 appropriations. In fiscal year 2002, $9,151.0 million of the State's proposed appropriations consist of funds which are distributed to municipalities, counties and school districts. The largest recommended State Aid appropriation, in the amount of $7,451.0 million, is provided for local elementary and secondary education programs. Of this amount, $3,077.7 million is for core curriculum standards; $328.6 million is for early childhood aid; $439.8 million is Abbott v. Burke Parity Remedy aid; $301.5 million is for pupil transportation aid; $895.5 million is for special education; $97.0 million is for nonpublic school aid; and $154.3 million is for debt service on school bonds. Other significant amounts are $253.1 million for supplemental core curriculum standards aid and $197.5 million for demonstrably effective program aid. In addition, $904.0 million is appropriated on behalf of school districts as the employers' share of the social security and teachers' pensions and benefits programs.


  Recommended appropriations to the State Department of Community Affairs ("DCA") total $994.3 million in State Aid monies for Fiscal Year 2002. Consolidated Municipal Property Tax Relief Aid is recommended in the amount of $818.5 million. In addition, there is $17.4 million recommended for housing programs, $33.8 million for the municipal block grant program, $25.0 million for extraordinary aid.


  Appropriations recommended for the State Department of the Treasury total $496.9 million in State Aid monies for Fiscal Year 2002. The principal programs funded by these appropriations are aid to county colleges ($203.9 million); the cost of senior citizens, disabled and veterans property tax deductions and exemptions ($92.0 million); $54.0 million for debt service for county investments in solid waste management facilities; and $13.1 million for business personal property tax depreciation adjustment. Also, $182.0 million is recommended for school renovations and construction funded by a portion of the increased cigarette tax ($50.0 million), lottery proceeds ($62.0 million), Tobacco Settlement Funds ($65.5 million), and earnings on the Fund for Free Public Schools ($4.5 million).


  The second largest portion of appropriations in Fiscal Year 2002 is for grants-in-aid. These represent payments to individuals or public or private agencies for benefits to which a recipient is entitled to by law, or for provision of services on behalf of the State. The amount recommended in Fiscal Year 2002 for grants-in-aid is $7,395.3 million.


  $2,886.0 million is recommended for programs administered by the State Department of Human Services. Of that amount, $1,692.4 million is for medical services provided under the Medicaid program, $369.7 million is for community programs for the developmentally disabled, $250.4 million is for community programs for the mentally ill, $291.7 million is for grant programs administered by the Division of Youth and Family Services, and $271.6 million is for welfare reform and homeless services.

  $903.1 million is recommended for programs administered by the Department of Health and Senior Services. Of that amount, $209.4 million is for medical services for the aged, $409.3 million is for pharmaceutical assistance to the aged and disabled, $121.0 million is for hospital charity care and KidCare, $70.8 million is for the Lifeline Program; $46.1 million is for addiction and AIDS Services, and $28.9 million is for other programs for the aged (e.g., ElderCare).


  $1,211.9 million is recommended to the Department of the Treasury. Included in this amount are the Homestead Rebate program ($343.1 million), NJ Saver ($607.4 million), which provides property tax relief to homeowners and renters, the senior and disabled citizen property tax freeze ($10.6 million), the earned income tax credit ($70.0 million), and the New Jersey Commission on Science and Technology ($23.9 million).


  $279.7 million is recommended for the State Department of Transportation for bus and railroad subsidies.


  $903.5 million is recommended for State colleges and universities. Other higher education appropriations are $422.9 million for various grant programs including $224.4 million for student financial assistance, $26.2 million to support independent colleges and universities, $54.4 million for debt service for the Dormitory Safety Trust Fund, the Equipment Leasing Fund, the Higher Education Facilities Trust Fund and the Higher Education Technology Infrastructure Fund, and $32.9 million for debt service on the Higher Education Capital Improvement Program.


  $143.7 million is recommended for the Department of Corrections. The largest items of appropriation in this Department are $72.8 million for payments to county penal facilities to house State inmates and $62.5 million for the purchase of community services.


  $541.1 million is recommended for programs administered by the Department of Human Services. Of that amount, $408.7 million is appropriated for mental health and developmentally disabled programs, including the operation of six psychiatric institutions ($207.7 million) and seven developmental centers ($167.1 million).


  $27.8 million is recommended for administration of the Medicaid program; $16.2 million for administration of the various income maintenance programs, including Work First New Jersey; and $51.4 million for the Division of Youth and Family Services, which protects the children of the State from abuse and neglect.


  $57.7 million is recommended to the Department of Labor for the administration of programs for workers compensation, unemployment and temporary disability insurance, manpower development and health safety inspection.


  $94.2 million is recommended for the Department of Health and Senior Services for the prevention and treatment of diseases, alcohol and drug abuse programs, regulation of health care facilities, the uncompensated care program and senior services programs. $30.0 million is appropriated for anti-smoking programs to be funded from monies anticipated to be received from the settlement of the litigation with the tobacco companies.


  $1,251.8 million is recommended for the Department of Law and Public Safety ($462.4 million, including the Juvenile Justice Commission) and the Department of Corrections ($789.4 million). Among the programs funded by this recommended appropriation are the administration of the State's correctional facilities and parole activities, and the investigative and enforcement activities of the State Police.


  $240.6 million is recommended for the Department of Transportation for the various programs it administers, such as the maintenance and improvement of the State highway system and the registration and regulation of motor vehicles and licensed drivers.


  $220.5 million is recommended for the Department of Environmental Protection for the protection of air, land, water, forest, wildlife, and shellfish resources and for the provision of outdoor recreational facilities.


  The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. Certain State tax revenues and certain other fees are pledged to meet the principal and interest payments and any redemption premium payments, required to fully pay the debt. No general obligation debt can be issued by the State without prior voter approval, except that no voter approval is required for any law authorizing the creation of a debt for the purpose of refinancing all or a portion of outstanding debt of the State, so long as such law requires that the refinancing provide a debt service savings.


New Jersey Taxes--


  In the opinion of Messrs. Drinker Biddle & Shanley LLP, special New Jersey counsel on New Jersey tax matters, under existing law:


     The proposed activities of the New Jersey Trust will not cause it to be subject to the New Jersey Corporation Business Tax Act.


     The income of the New Jersey Trust will be treated as the income of individuals, estates and trusts who are the Holders of Units of the New Jersey Trust for purposes of the New Jersey Gross Income Tax Act, and interest which is exempt from tax under the New Jersey Gross Income Tax Act when received by the New Jersey Trust will retain its status as tax-exempt in the hands of such Holders. Gains arising from the sale or redemption by a Holder of his Units or from the sale, exchange, redemption, or payment at maturity of a Bond by the New Jersey Trust are exempt from taxation under the New Jersey Gross Income Tax Act (P.L. 1976 c. 47), as enacted and construed on the date hereof, to the extent such gains are attributable to Bonds, the interest on which is exempt from tax under the New Jersey Gross Income Tax Act. Any loss realized on such disposition may not be utilized to offset gains realized by such Holder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax Act.


     Units of the New Jersey Trust may be subject, in the estates of New Jersey residents, to taxation under the Transfer Inheritance Tax Law of the State of New Jersey.


New York Trust

  Risk Factors--The information set forth below is derived from the Official Statements and/or preliminary drafts of Official Statements prepared in connection with the issuance of New York State and New York City municipal bonds. The Sponsors have not independently verified this information.


  Economic Trends. Over the long term, the State of New York (the "State") and the City of New York (the "City") face serious potential economic problems. The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.


  The State has for many years had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.


  Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.


  New York City. The City, with a population of approximately 8.0 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City's total employment earnings. Additionally, the City is the nation's leading tourist destination. Manufacturing activity in the City is conducted primarily in apparel and printing.


  For each of the 1981 through 2000 fiscal years, the City had an operating surplus, before discretionary transfers, and achieved balanced operating results as reported in accordance with then applicable generally accepted accounting principles ("GAAP"), after discretionary transfers. The City has been required to close substantial gaps between forecast revenues and forecast expenditures in order to maintain balanced operating results. There can be no assurance that the City will continue to maintain balanced operating results as required by State law without tax or other revenue increases or reductions in City services or entitlement programs, which could adversely affect the City's economic base.


  As required by law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. The City's current financial plan projects a surplus in the 2001 and 2002 fiscal years, before discretionary transfers, and budget gaps for each of the 2003, 2004 and 2005 fiscal years. This pattern of current year surplus operating results and projected subsequent year budget gaps has been consistent through the entire period since 1982, during which the City has achieved surplus operating results, before discretionary transfers, for each fiscal year.


  The City depends on aid from the State both to enable the City to balance its budget and to meet its cash requirements. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected; that State budgets will be adopted by the April 1 statutory deadline, or interim appropriations will be enacted; or that any such reductions or delays will not have adverse effects on the City's cash flow or expenditures. In addition, the federal budget negotiation process could result in a reduction in or a delay in the receipt of federal grants which could have additional adverse effects on the City's cash flow or revenues.


  The Mayor is responsible for preparing the City's financial plan, including the City's current financial plan for the 2001 through 2005 fiscal years (the "2001-2005 Financial Plan" or "Financial Plan"). The City's projections set forth in the Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Such assumptions and contingencies include the condition of the regional and local economies, the provision of State and federal aid and the impact on City revenues and expenditures of any future federal or State policies affecting the City.


  Implementation of the Financial Plan is dependent upon the City's ability to market its securities successfully. The City's program for financing capital projects for fiscal years 2001 through 2005 contemplates the issuance of $11.4 billion of general obligation bonds and approximately $5.54 billion of bonds (excluding bond anticipation notes) to be issued by the New York City Transitional Finance Authority (the "Finance Authority"). In addition, the Financial Plan anticipates access to approximately $2.4 billion (including the $604 million of bond proceeds received to date) in financing capacity of TSASC, Inc. ("TSASC"), which issues debt secured by revenues derived from the settlement of litigation with tobacco companies selling cigarettes in the United States. The Finance Authority and TSASC were created to assist the City in financing its capital program while keeping City indebtedness within the forecast level of the constitutional restrictions on the amount of debt the City is authorized to incur. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The success of projected public sales of City, New York City Municipal Water Finance Authority ("Water Authority"), Finance Authority, TSASC and other bonds and notes will be subject to prevailing market conditions. The City's planned capital and operating expenditures are dependent upon the sale of its general obligation debt, as well as debt of the Water Authority, Finance Authority and TSASC. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes.


  The City Comptroller and other agencies and public officials, from time to time, issue reports and make public statements which, among other things, state that projected revenues and expenditures may be different from those forecast in the City's financial plans.


  For the 2000 fiscal year, the City had an operating surplus of $3.187 billion, before discretionary and other transfers, and achieved balanced operating results, after discretionary and other transfers, in accordance with GAAP. The 2000 fiscal year is the twentieth consecutive year that the City has achieved an operating surplus, before discretionary and other transfers, and balanced operating results, after discretionary and other transfers.


  On January 25, 2001, the City released the Financial Plan for the 2001 through 2005 fiscal years, which relates to the City and certain entities which receive funds from the City. The Financial Plan is a modification to the financial plan submitted to the Control Board on June 15, 2000 (the "June Financial Plan"), as modified in November 2000. The Financial Plan projects revenues and expenditures for the 2001 and 2002 fiscal years balanced in accordance with GAAP, and projects gaps of $2.4 billion, $2.5 billion and $2.3 billion for fiscal years 2003 through 2005, respectively.


  Changes since the June Financial Plan include: (i) an increase in projected revenues of $950 million, $589 million, $604 million and $696 million in fiscal years 2001 through 2004, respectively, reflecting primarily increases in projected personal income, business and sales tax revenues; (ii) an increase in projected revenues of $323 million and $139 million in fiscal years 2001 and 2002, respectively, due to reductions in proposed tax cuts; (iii) increased pension costs resulting primarily from a cost of living adjustment in pension payments totaling $132 million, $265 million, $380 million and $480 million in fiscal years 2001 through 2004, respectively; (iv) an increase in labor costs totaling $130 million, $220 million, $180 million and $200 million in fiscal years 2001 through 2004, respectively, to reflect the elimination of previously planned savings, partially offset by recently negotiated fringe benefit cost savings; and (v) other net spending increases of $134 million, $340 million, $401 million and $379 million in fiscal years 2001 through 2004, respectively, including increased spending for Medicaid, police, energy, debt service and other agency spending. In addition, the Financial Plan sets forth gap-closing actions to eliminate a previously projected gap for the 2002 fiscal year and to reduce projected gaps for fiscal years 2003 through 2005. The gap-closing actions for the 2001 through 2005 fiscal years include: (i) additional agency savings and revenue actions totaling $346 million, $692 million, $330 million, $312 million and $312 million for fiscal years 2001 through 2005, respectively; (ii) State reimbursement for landfill closure costs in fiscal year 2002 totaling $75 million; (iii) additional federal and State actions of $350 million in each of fiscal years 2002 through 2005; and (iv) the proposed sale of OTB in fiscal year 2002 for $250 million. The Financial Plan includes a proposed discretionary transfer in the 2001 fiscal year of $2.3 billion to pay debt service due in fiscal year 2002 and a proposed discretionary transfer in fiscal year 2002 of $345 million to pay debt service due in fiscal year 2003.


  The Financial Plan assumes: (i) collection of projected rent payments for the City's airports, totaling $350 million, $205 million, $140 million and $70 million in the 2002 through 2005 fiscal years, respectively, which depends on the successful completion of negotiations with The Port Authority of New York and New Jersey (the "Port Authority") or the enforcement of the City's rights under the existing leases through pending legal actions; (ii) State and federal approval of the State and Federal gap-closing actions proposed by the City in the Financial Plan; (iii) the annual receipt of $114 million of State payments to a stock transfer tax incentive fund reflected in the Financial Plan as a revenue to the City which was not included in the Governor's Executive Budget;
(iv) the successful completion of the sale of OTB, which will require State legislative approval; and (v) the sale of approximately $150 million of assets. The Financial Plan contains a labor reserve for merit pay wage increases for City employees for two years after their collective bargaining agreements expire, at a cost of $355 million, $750 million, $800 million and $800 million in fiscal years 2001 through 2004, respectively. The Financial Plan does not make any provision for wage increases other than the labor reserve for merit pay increases discussed above. The Financial Plan also reflects a proposed tax reduction program which totals $405 million, $721 million, $1.0 billion and $1.2 billion in fiscal years 2002 through 2005, respectively. This tax reduction program includes elimination of the commercial rent tax over four years; the extension of current tax reductions for owners of cooperative and condominium apartments; an earned income tax credit; a credit against the personal income tax for resident owners of Subchapter S corporations; repeal of the $2 hotel tax; elimination of the sales tax on clothing and footwear; and a 10% reduction in business taxes, each of which requires approval by the State legislature and/or the City Council.


  It can be expected that the Financial Plan will engender public debate, which will continue through the time the budget is scheduled to be adopted in June 2001, and that there will be proposals to increase spending. Accordingly, the Financial Plan may be changed by the time the budget for fiscal year 2002 is adopted. In addition, the economic and financial condition of the City may be affected by various financial, social, economic and other factors which could have a material effect on the City.


  The Financial Plan is based on numerous assumptions, including the condition of the City's and the region's economies and modest employment growth and the concomitant receipt of economically sensitive tax revenues in the amounts projected. The

Financial Plan is subject to various other uncertainties and contingencies relating to, among other factors, the extent, if any, to which wage increases for City employees exceed the annual wage costs assumed for the 2001 through 2005 fiscal years; continuation of projected interest earnings assumptions for pension fund assets and current assumptions with respect to wages for City employees affecting the City's required pension fund contributions; the willingness and ability of the State to provide the aid contemplated by the Financial Plan and to take various other actions to assist the City; the ability of City agencies to maintain balanced budgets; the willingness of the federal government to provide the amount of federal aid contemplated in the Financial Plan; the impact on City revenues and expenditures of federal and State welfare reform and any future legislation affecting Medicare or other entitlement programs; adoption of the City's budgets by the City Council in substantially the forms submitted by the Mayor; the ability of the City to implement cost reduction initiatives, and the success with which the City controls expenditures; the impact of conditions in the real estate market on real estate tax revenues; the City's ability to market its securities successfully in the public credit markets; and unanticipated expenditures that may be incurred as a result of the need to maintain the City's infrastructure.


  Although the City has maintained balanced budgets in each of its last twenty fiscal years and is projected to achieve balanced operating results for the 2001 fiscal year, there can be no assurance that the gap-closing actions proposed in the Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions. Additional tax increases and reductions in essential City services could adversely affect the City's economic base.


  On September 13, 2000, Standard & Poor's revised its rating of City bonds upward to A. Moody's rating of City bonds was revised in August 2000 to A2 from A3. On March 8, 1999, Fitch revised its rating of City bonds upward to A from A- and on September 15, 2000, Fitch revised its rating to A+. Moody's, Standard & Poor's and Fitch currently rate the City's outstanding general obligation bonds A2, A and A+, respectively.


  New York State and its Authorities. The Governor submitted his 30-day amendments to the Executive Budget for the 2001-02 fiscal year on February 13, 2001, at which time the Division of the Budget ("DOB") issued a revised Financial Plan that incorporated the proposed amendments. The revised Financial Plan projected total General Fund receipts, including transfers from other funds, of $42.66 billion in the 2001-02 fiscal year, an increase of $200 million over the Executive Budget forecast. Total disbursements, including transfers to other funds, remained unchanged at $41.34 billion. The revised Financial Plan also added $250 million in income tax receipts to the Debt Reduction Reserve Fund.


  The DOB believes that the economic assumptions and projections of receipts and disbursements accompanying the 2001-02 Executive Budget, as amended, are reasonable, and that the 2001-02 State Financial Plan is balanced as currently projected. However, there can be no assurance that the Legislature will enact the Executive Budget as currently proposed or that the State's actions will be sufficient to preserve budgetary balance or to align recurring receipts and disbursements in either 2001-02 or in future fiscal years. Both houses of the Legislature have adopted budget resolutions which provide an outline of their intended spending and revenue changes to the Executive Budget. The DOB's analysis of these resolutions indicates, that, if enacted, they would increase the size of the State's future budget gaps. The revised 2001-02 State Financial Plan projects budget gaps of $2.48 billion in 2002-03 and $2.93 billion in 2003-04.


  The State has not yet enacted a budget for the 2001-02 fiscal year, which began on April 1, 2001, but did enact appropriations for State-supported, contingent contractual, and certain other debt-service-like obligations for the entire 2001-02 fiscal year on March 29, 2001. The State has also passed legislation that extends certain revenue-raising authority and makes interim appropriations for State personal service costs, various grants to local governments, and certain other items through June 17, 2001. In prior years, the State enacted similar interim appropriations to permit the State to continue operations until final action on the Executive Budget.


  The State ended its 2000-01 fiscal year on March 31, 2001, with a General Fund surplus of $2.73 billion as reported by DOB. After year-end adjustments described below, the closing balance in the General Fund was $1.10 billion. Of this balance, $627 million was held in the Tax Stabilization Reserve Fund (after a deposit of $80 million in fiscal year 2000-01), $150 million in the Contingency Reserve Fund, $292 million in the Community Projects Fund, and $29 million in the Universal Pre-Kindergarten Fund.


  In addition to the General Fund closing balance of $1.10 billion, the State had $3.52 billion on deposit in the tax refund reserve account at the end of the 2000-01 fiscal year. The refund reserve account is used to adjust personal income tax collections across fiscal years to pay for tax refunds, as well as to accomplish other Financial Plan objectives. The Governor has proposed retaining $1.73 billion of the $3.52 billion balance for reserves, with $1.48 billion set aside for economic uncertainties and $250 million for deposit into the Debt Reduction Reserve Fund. The remaining balance of $1.79 billion is comprised of $1.22 billion that is available to accomplish Financial Plan objectives, $521 million from LGAC that may be used to pay tax refunds during fiscal year 2001-02 but must be on deposit at the close of the fiscal year, and $51 million in additional funds designated to pay refunds related to the Earned Income Tax Credit and the Dependent Care Tax Credit.


  The 2000-01 General Fund closing balance also excludes $1.2 billion that was deposited in the School Tax Relief ("STAR") Special Revenue Fund at the end of the 2000-01 fiscal year (to meet a portion of the STAR payments in fiscal year 2001-02) and $250 million on deposit in the Debt Reduction Reserve Fund (for debt reduction in fiscal year 2001-02).


  General Fund receipts, including transfers from other funds, totaled $39.88 billion for the 2000-01 fiscal year, an increase of $2.49 billion (6.7 percent) over fiscal year 1999-2000 results. It should be noted that the receipts results for fiscal year 2000-01 reflect year-end refund reserve transactions that had the effect of reducing personal income tax receipts in the 2000-01 fiscal year and increasing them in the 2001-02 fiscal year, as discussed above. In comparison to the 2000-01 Financial Plan enacted in May 2000, receipts were $3 billion higher than projected, prior to the refund reserve transaction. The growth in receipts above the May 2000 estimate was largely due to stronger than anticipated growth in the personal income tax.


  Many complex political, social and economic forces influence the State's economy and finances, which may in turn affect the State Financial Plan. For example, a downturn in the financial markets or the wider economy is possible, a risk that is heightened by recent events. The securities industry is more important to the New York economy than the national economy as a whole, potentially amplifying the impact of an economic downturn. A large change in stock market performance during the forecast horizon could result in wage and unemployment levels that are significantly different from those embodied in the Financial Plan forecast. Merging and downsizing by firms, as a consequence of deregulation, continued foreign competition or a sustained economic downturn, may have more significant adverse effects on employment than expected. The Financial Plan is also necessarily based upon forecasts of national and State economic activity. The DOB believes that its projections of receipts and disbursements relating to the Financial Plan, and the assumptions on which they are based, are reasonable, however, actual results could differ materially and adversely from these projections.


  Standard & Poor's rates the State's general obligation bonds AA, and Moody's rates the State's general obligation bonds A2. On December 19, 2000, Standard & Poor's revised its rating on the State's general obligation bonds from A+ to AA.


  Litigation. A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the State's ability to carry out the State Financial Plan.


  The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 2000, amounted to approximately $3.5 billion.



New York Taxes--

  In the opinion of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds) the interest on the Bonds is exempt from New York State and City personal income taxes, except where such interest is subject to federal income taxes, as is described in "Taxes."


  In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing New York law:

     Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and income received by the Trust will be treated as the income of the Holders in the same manner as for federal income tax purposes. Accordingly, each Holder will be considered to have received the interest on its pro rata portion of each Bond when interest on the Bond is received by the Trust (or on earlier accrual, depending on the Holder's method of accounting and depending on the existence of any original issue discount). A noncorporate Holder who is a New York State (and City) resident will be subject to New York State (and
  City) personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond. A noncorporate Holder who is not a New York State resident will not be subject to New York State or City personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond unless such Units are attributable to a business, trade, profession or occupation carried on in New York. A New York State (and City) resident should determine its tax basis for its pro rata portion of each Bond for New York State (and City) income tax purposes in the same manner as for federal income tax purposes. Interest income on, as well as any gain recognized on the disposition of, a Holder's pro rata portion of the Bonds is generally not excludable from income in computing New York State and City franchise taxes on corporations or financial institutions.

Pennsylvania Trust

  Potential purchasers of Units of the Pennsylvania Trust should consider the fact that the Trust's portfolio consists primarily of securities issued by the Commonwealth of Pennsylvania (the "Commonwealth"), its municipalities and authorities and should realize the substantial risks associated with an investment in such securities. Although the General Fund of the Commonwealth (the principal operating fund of the Commonwealth) experienced deficits in fiscal 1990 and 1991, tax increases and spending decreases have resulted in surpluses the last seven years; as of June 30, 1999, the General Fund had a surplus of $2,863.4 million.

  Pennsylvania's economy historically has been dependent upon heavy industry, but has diversified recently into various services, particularly into medical and health services, education and financial services. Agricultural industries continue to be an important part of the economy, including not only the production of diversified food and livestock products, but substantial economic activity in agribusiness and food-related industries. Service industries currently employ the greatest share of nonagricultural workers, followed by the categories of trade and manufacturing. Future economic difficulties in any of these industries could have an adverse impact on the finances of the Commonwealth or its municipalities and could adversely affect the market value of the Bonds in the Pennsylvania Trust or the ability of the respective obligors to make payments of interest and principal due on such Bonds.

  Certain litigation is pending against the Commonwealth that could adversely affect the ability of the Commonwealth to pay debt service on its obligations, including, as of January 5, 2001, suits relating to the following matters: (i) In 1987, the Pennsylvania Supreme Court held the statutory scheme for county funding of the judicial system to be in conflict with the Pennsylvania Constitution, but it stayed its judgment to permit enactment by the legislature of funding legislation consistent with the opinion. The Court appointed a special master to submit a plan for implementation and the special master recommended a four-phase transition to state funding of a unified judicial system, during each of which specified court employees would transfer into the state payroll system. Phase 1, involving the transfer of approximately 165 county-level court administrators, was implemented in legislation enacted in 1999. The remainder of the recommendation for later phases remains pending before the Pennsylvania Supreme Court. (ii) In March 1998, certain Philadelphia residents, the School District of Philadelphia and others brought suit in the United States District Court for the Eastern District of Pennsylvania against the Governor, the Secretary of Education and others alleging that the defendants are violating a regulation of the U.S. Department of Education promulgated under Title VI of the Civil Rights Act of 1964 and certain other provisions in that the Commonwealth's system for funding public schools has the effect of discriminating on the basis of race. The district court dismissed the complaint, but in August 1999 the Third Circuit Court of Appeals reversed and remanded for further proceedings. On June 23, 2000, by agreement of the parties, the district court stayed all proceedings and placed the case in civil suspense until approximately June 8, 2001. (iii) PPG Industries has challenged the constitutionality of the manufacturing exemption from the capital stock/franchise tax insofar as it limits the exemption for headquarters property and payroll only to headquarters property and payroll attributable to manufacturing in Pennsylvania. On appeal, the Pennsylvania Supreme Court held that this limitation discriminates against interstate commerce and it remanded the case to Commonwealth Court for a determination whether the tax is a "compensatory tax" justifying the discrimination or, failing that, a recommendation for a remedy. In September 1999, the Commonwealth Court recommended that (1) for the duration of the contested period, the limitation be invalidated and (2) prospectively, the manufacturing exemption be invalidated in its entirety, leaving to the Pennsylvania legislature the task of amending the statute to restore any exemption it chooses to adopt in a constitutional manner. The legislature subsequently amended the state tax law to provide that for the years 1999 and 2000 the manufacturing exemption will apply to both in-state and out-of-state property and payroll. The Pennsylvania Supreme Court is considering the Commonwealth Court's recommendation and the position of the parties. (iv) Unisys Corporation has challenged the three-factor apportionment formula used for the apportionment of capital stock value in the Pennsylvania franchise tax. In a decision issued in March 1999, the Commonwealth Court held for the taxpayer on statutory grounds, but denied its constitutional claims. Both the Commonwealth and the taxpayer have appealed to the Pennsylvania Supreme Court, which held oral argument in December 2000.

  Although there can be no assurance that such conditions will continue, the Commonwealth's general obligation bonds are currently rated AA by Standard & Poor's and Aa3 by Moody's and Philadelphia's general bonds are currently rated BBB by Standard & Poor's and Baa by Moody's.

  The City of Philadelphia (the "City") experienced a series of General Fund deficits for Fiscal Years 1988 through 1992 and, while its general financial situation has improved, the City is still seeking a long-term solution for its economic difficulties. The audited balance of the City's General Fund as of June 30, 2000, was a surplus of approximately $295.1 million from approximately $205.7 million as of June 30, 1999.


  In recent years an authority of the Commonwealth, the Pennsylvania Intergovernmental Cooperation Authority ("PICA"), has issued approximately $1.76 billion of Special Revenue Bonds on behalf of the City to cover budget shortfalls, to eliminate projected deficits and to fund capital spending. As one of the conditions of issuing bonds on behalf of the City, PICA exercises oversight of the City's finances. The City is currently operating under the five year plan approved by PICA in 1996. PICA's power to issue further bonds to finance capital projects expired on December 31, 1994. PICA's power to issue bonds to finance cash flow deficits expired on December 31, 1996, but its authority to refund outstanding debt is unrestricted. PICA had approximately $959 million in special revenue bonds outstanding as of June 30, 2000.

Pennsylvania Taxes--

  Under current law, Messrs. Drinker Biddle & Reath LLP, special Pennsylvania counsel on Pennsylvania tax matters, is of the opinion that:

  Income received by a Holder attributable to interest realized by the Pennsylvania Trust from bonds issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania or any public authority created by any such political subdivision ("Pennsylvania Bonds"), bonds or other obligations issued by the Government of Guam or by its authority, bonds issued by the Government of Puerto Rico or by its authority and bonds issued by the Government of the Virgin Islands or by a municipality thereof (collectively, "Possession Bonds") is not taxable to individuals, estates or trusts under the Personal Income Tax imposed by Article III of the Tax Reform Code of 1971; to corporations under the Corporate Net Income Tax imposed by Article IV of the Tax Reform Code of 1971; nor to individuals under the Philadelphia School District Net Income Tax ("School District Tax") imposed on Philadelphia resident individuals under the authority of the Act of August 9, 1963, P.L. 640.


  Income received by a Holder attributable to gain on the sale or other disposition by the Pennsylvania Trust of Pennsylvania Bonds and Possession Bonds will be taxable under the Personal Income Tax, the Corporate Net Income Tax and the School District Tax, except that income attributable to gain on such sales or other dispositions attributable to such investments held for more than six months will not be taxable under the School District Tax.


  Likewise, gain on the disposition of a Unit will be taxable under the Personal Income Tax, the Corporate Net Income Tax and the School District Tax, except that gain realized with respect to a Unit held for more than six months will not be taxable under the School District Tax.

  Pennsylvania Trust Units may be subject to tax in the estate of a resident decedent under the Pennsylvania inheritance and estate taxes.

  No opinion is expressed regarding the extent, if any, to which Units, or interest and gain thereon, is subject to, or included in the measure of, the special taxes imposed by the Commonwealth of Pennsylvania on banks and other financial institutions or with respect to any privilege, excise, franchise or other tax imposed on business entities not discussed herein (including the Corporate Capital Stock/Foreign Franchise Tax).

TAX FREE VS. TAXABLE INCOME

  The following tables show the approximate yields which taxable securities must earn in various income brackets to equal tax exempt yields under combined federal and state individual income tax rates. These tables reflect projected federal income tax rates and tax brackets for the 2001 taxable year under recently passed legislation, and state income tax rates that were available on the date of the Prospectus. Such rates are subject to change and lower rates are scheduled to be phased in over the next six years under recently passed legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of New Jersey and filing a Joint Return with $53,000 in taxable income for the 2001 tax year would need a taxable investment yielding 8.54% in order to equal a tax-free return of 6.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax and state income tax.




2001 Tax Year               STATE OF NEW JERSEY


                    Approx. Combined        TAX EXEMPT YIELD
Taxable             Federal & State  4.00% 4.50% 5.00% 5.50% 6.00%  6.50%
Income Bracket          Tax Rate
                                        TAXABLE EQUIVALENT YIELD
                                              JOINT RETURN
$      0 -  12,000       11.26%      4.51% 5.07% 5.63% 6.20%  6.76%  7.32%
$ 12,001 -  20,000       16.19       4.77  5.37  5.97  6.56   7.16   7.76
$ 20,001 -  45,200       16.49       4.79  5.39  5.99  6.59   7.18   7.78
$ 45,201 -  50,000       29.26       5.65  6.36  7.07  7.77   8.48   9.19
$ 50,001 -  70,000       29.76       5.70  6.41  7.12  7.83   8.54   9.25
$ 70,001 -  80,000       30.52       5.76  6.48  7.20  7.92   8.64   9.36
$ 80,001 - 109,250       31.98       5.88  6.62  7.35  8.09   8.82   9.56
$109,251 - 132,950       34.82       6.14  6.90  7.67  8.44   9.20   9.97
$132,951 - 150,000       35.69       6.22  7.00  7.78  8.55   9.33  10.11
$150,001 - 166,500       36.27       6.28  7.06  7.85  8.63   9.41  10.20
$166,501 - 297,350       41.09       6.79  7.64  8.49  9.34  10.18  11.03
Over $297,350            44.08       7.15  8.05  8.94  9.84  10.73  11.62
                                              SINGLE RETURN
$      0 -   6,000       11.26%      4.51% 5.07% 5.63% 6.20%  6.76%  7.32%
$  6,001 -  20,000       16.19       4.77  5.37  5.97  6.56   7.16   7.76
$ 20,001 -  27,050       16.49       4.79  5.39  5.99  6.59   7.18   7.78
$ 27,051 -  35,000       29.26       5.65  6.36  7.07  7.77   8.48   9.19
$ 35,001 -  40,000       30.52       5.76  6.48  7.20  7.92   8.64   9.36
$ 40,001 -  65,550       31.78       5.86  6.60  7.33  8.06   8.80   9.53
$ 65,551 -  75,000       34.62       6.12  6.88  7.65  8.41   9.18   9.94
$ 75,001 - 132,950       35.40       6.19  6.97  7.74  8.51   9.29  10.06
$132,951 - 136,750       36.27       6.28  7.06  7.85  8.63   9.41  10.20
$136,751 - 297,350       41.09       6.79  7.64  8.49  9.34  10.18  11.03
Over $297,350            44.08       7.15  8.05  8.94  9.84  10.73  11.62


     See the Notes to the New Jersey tax table on the following page.

  Note: This table reflects the following:



  1 Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $132,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $199,450 for married taxpayers filing a joint tax return and $132,950 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.


  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.


  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.


  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                             STATE OF NEW YORK


2001 Tax Year



                                       Approx. Combined
 Taxable                                Federal & State          TAX EXEMPT YIELD
 Income Bracket                            Tax Rate       4.00% 4.50% 5.00% 5.50% 6.00%  6.50%
                                                             TAXABLE EQUIVALENT YIELD
    Joint Return      Single Return
 $      0 -  12,000 $      0 -   6,000       13.60%       4.63% 5.21% 5.79% 6.37%  6.94%  7.52%
 $ 12,001 -  16,000 $  6,001 -   8,000       18.40        4.90  5.51  6.13  6.74   7.35   7.97
 $ 16,001 -  22,000 $  8,001 -  11,000       18.83        4.93  5.54  6.16  6.78   7.39   8.01
 $ 22,001 -  26,000 $ 11,001 -  13,000       19.46        4.97  5.59  6.21  6.83   7.45   8.07
 $ 26,001 -  40,000 $ 13,001 -  20,000       20.02        5.00  5.63  6.25  6.88   7.50   8.13
 $ 40,001 -  45,200 $ 20,001 -  27,050       20.82        5.05  5.68  6.31  6.95   7.58   8.21
 $ 45,201 - 109,250 $ 27,051 -  65,550       32.93        5.96  6.71  7.46  8.20   8.95   9.69
 $109,251 - 132,950 $ 65,551 - 132,950       35.73        6.22  7.00  7.78  8.56   9.34  10.11
 $132,951 - 166,500 $132,951 - 136,750       36.59        6.31  7.10  7.89  8.67   9.46  10.25
 $166,501 - 297,350 $136,751 - 297,350       41.39        6.82  7.68  8.53  9.38  10.24  11.09
 Over $297,350      Over $297,350            44.36        7.19  8.09  8.99  9.89  10.78  11.68
-------------


Note: This table reflects the following:


  1 Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $132,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $199,450 for married taxpayers filing a joint tax return and $132,950 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.


  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.


  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.


  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                                CITY OF NEW YORK

2001 Tax Year

                    Approx. Combined
                    Federal, State &
Taxable              New York City           TAX EXEMPT YIELD
Income Bracket          Tax Rate     4.00% 4.50% 5.00% 5.50%  6.00%  6.50%
                                         TAXABLE EQUIVALENT YIELD
                                               JOINT RETURN

$      0 -  12,000       16.06%      4.77% 5.36% 5.96%  6.55%  7.15%  7.74%
$ 12,001 -  16,000       20.72       5.05  5.68  6.31   6.94   7.57   8.20
$ 16,001 -  21,600       21.14       5.07  5.71  6.34   6.97   7.61   8.24
$ 21,601 -  22,000       21.64       5.10  5.74  6.38   7.02   7.66   8.30
$ 22,001 -  26,000       22.28       5.15  5.79  6.43   7.08   7.72   8.36
$ 26,001 -  40,000       22.83       5.18  5.83  6.48   7.13   7.78   8.42
$ 40,001 -  45,000       23.64       5.24  5.89  6.55   7.20   7.86   8.51
$ 45,001 -  45,200       35.36       6.19  6.96  7.74   8.51   9.28  10.06
$ 45,201 -  90,000       35.36       6.19  6.96  7.74   8.51   9.28  10.06
$ 90,001 - 109,250       35.56       6.21  6.98  7.76   8.53   9.31  10.09
$109,251 - 132,950       38.24       6.48  7.29  8.10   8.91   9.72  10.53
$132,951 - 166,500       39.08       6.57  7.39  8.21   9.03   9.85  10.67
$166,501 - 297,350       43.69       7.10  7.99  8.88   9.77  10.65  11.54
Over $297,350            46.54       7.48  8.42  9.35  10.29  11.22  12.16

                                              SINGLE RETURN

$      0 -   6,000       16.06%      4.77% 5.36% 5.96%  6.55%  7.15%  7.74%
$  6,001 -   8,000       20.72       5.05  5.68  6.31   6.94   7.57   8.20
$  8,001 -  11,000       21.14       5.07  5.71  6.34   6.97   7.61   8.24
$ 11,001 -  12,000       21.78       5.11  5.75  6.39   7.03   7.67   8.31
$ 12,001 -  13,000       22.28       5.15  5.79  6.43   7.08   7.72   8.36
$ 13,001 -  20,000       22.83       5.18  5.83  6.48   7.13   7.78   8.42
$ 20,001 -  25,000       23.64       5.24  5.89  6.55   7.20   7.86   8.51
$ 25,001 -  27,050       23.69       5.24  5.90  6.55   7.21   7.86   8.52
$ 27,051 -  50,000       35.36       6.19  6.96  7.74   8.51   9.28  10.06
$ 50,001 -  65,550       35.56       6.21  6.98  7.76   8.53   9.31  10.09
$ 65,551 - 132,950       38.24       6.48  7.29  8.10   8.91   9.72  10.53
$132,951 - 136,750       39.08       6.57  7.39  8.21   9.03   9.85  10.67
$136,751 - 297,350       43.69       7.10  7.99  8.88   9.77  10.65  11.54
Over $297,350            46.54       7.48  8.42  9.35  10.29  11.22  12.16

--------

  Note: This table reflects the following:


  1 Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $132,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $199,450 for married taxpayers filing a joint tax return and $132,950 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.


  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.


  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.


  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                       COMMONWEALTH OF PENNSYLVANIA


2001 Tax Year



                                       Approx. Combined
 Taxable                                Federal & State          TAX EXEMPT YIELD
 Income Bracket                            Tax Rate       4.00% 4.50% 5.00% 5.50% 6.00%  6.50%
                                                             TAXABLE EQUIVALENT YIELD
    Joint Return      Single Return
 $      0 -  12,000 $      0 -   6,000       12.52%       4.57% 5.14% 5.72% 6.29%  6.86%  7.43%
 $ 12,001 -  45,200 $  6,001 -  27,050       17.38        4.84  5.45  6.05  6.66   7.26   7.87
 $ 45,201 - 109,250 $ 27,051 -  65,550       30.02        5.72  6.43  7.14  7.86   8.57   9.29
 $109,251 - 132,950 $ 65,551 - 132,950       32.93        5.96  6.71  7.46  8.20   8.95   9.69
 $132,951 - 166,500 $132,951 - 136,750       33.84        6.05  6.80  7.56  8.31   9.07   9.82
 $166,501 - 297,350 $136,751 - 297,350       38.84        6.54  7.36  8.18  8.99   9.81  10.63
 Over $297,350      Over $297,350            41.95        6.89  7.75  8.61  9.47  10.34  11.20

--------

Note: This table reflects the following:


  1 Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $132,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $199,450 for married taxpayers filing a joint tax return and $132,950 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.


  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.


  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.


  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                                         TAX EXEMPT SECURITIES TRUST
  ----------------------------------------------------------------

                    14,000 Units   Dated July 20, 2001


                                   PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file nos. 333-64620, 333-60628, 333-62088 and 333-63636) and the Investment Company
Act of 1940 (file no. 811-2560), and to which reference is hereby made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

  . electronic request (after paying a duplicating fee) at the following E-
    mail address: publicinfo@sec.gov
  . visiting the SEC internet address: http://www.sec.gov
  . writing: Public Reference Section of the Commission, 450 Fifth Street,
    N.W., Washington, DC 20549-6009
--------------------------------------------------------------------------------

                   Index                              Sponsor:



     Investment Summary                   A-2         Salomon Smith Barney Inc.
     Summary of Essential Information     A-8         7 World Trade Center
     Portfolio Summary as of Date of                  40th Floor
      Deposit                             A-11        New York, New York 10048
     Independent Auditors' Report         A-14        (212) 816-6000
     Statements of Financial Condition    A-15
     Portfolios                           A-17
     Notes to Portfolios of Securities    A-23
     Tax Exempt Securities Trust          B-1         Trustee:
     Risk Factors                         B-2
     Taxes                                B-8         The Chase Manhattan Bank
     Expenses and Charges                 B-13        4 New York Plaza
     Public Offering                      B-14        New York, New York 10004
     Rights of Holders                    B-18        (800) 354-6565
     Sponsor                              B-21
     Trustee                              B-22        -------------------------
     Evaluator                            B-23
     Amendment and Termination of the                 This Prospectus does not
      Trust Agreement                     B-24        constitute an offer to
     Miscellaneous                        B-24        sell, or a solicitation
     Bond Ratings                         B-25        of an offer to buy,
     Federal Tax Free vs. Taxable Income  B-28        securities in any state
     The State Trusts                     C-1         to any person to whom it
     Tax Free vs. Taxable Income          C-15        is not lawful to make
                                                      such offer in such
                                                      state.

--------------------------------------------------------------------------------

                             [LOGO OF SALOMON SMITH BARNEY]
--------------------------------------------------------------------------------
No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.
--------------------------------------------------------------------------------
Salomon Smith Barney is the service mark used by Salomon Smith Barney Inc.

                                                            UT 6790 (07/01)

          PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                SEC FILE OR
                                                             IDENTIFICATION NO.
                                                               --------------

I. Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

     Salomon Smith Barney Inc.                                     2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

     Salomon Smith Barney Inc.                                      8-8177

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

     Salomon Smith Barney Inc.                          33-65332, 33-36037

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

     Salomon Smith Barney Inc.                                  13-1912900
     The Chase Manhattan Bank                                   13-4994650

                                  UNDERTAKING

  The Sponsor undertakes that it will not instruct the Trustee to accept from
(i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant also hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      CONTENTS OF REGISTRATION STATEMENT

  THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

  The facing sheet of Form S-6.
  The Prospectus.
  Additional Information not included in the Prospectus (Part II).
    Undertakings.
    Signatures.
  Consent of Independent Auditors.

  The following exhibits:


 1.1   -- Form of Trust Indenture and Agreement (incorporated by reference to
          Exhibit 1.1 to the Registration Statement of Tax Exempt Securities
          Trust, National Trust 268, 1933 Act File No. 333-60620 filed on
          June 15, 2001).

 1.1.1 -- Form of Reference Trust Agreement (incorporated by reference to
          Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208,
          1933 Act File No. 33-58591 filed on June 22, 1995).

 1.2   -- Form of Agreement Among Underwriters (incorporated by reference to
          Exhibit 99 to the Registration Statement of Tax Exempt Securities
          Trust, Series 384, 1933 Act File No. 33-50915 filed on December 8,
          1993).

 2.1   -- Form of Certificate of Beneficial Interest (included in Exhibit 1.1).

 3.1 -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings
          "Taxes" and "Miscellaneous--Legal Opinion" in the Prospectus.

 3.2   -- Opinion of special New Jersey counsel.

 3.3   -- Opinion of special Pennsylvania counsel.

 4.1   -- Consent of the Evaluator.

 5.1   -- Consent of KPMG LLP.

                                  SIGNATURES

  The registrant, Tax Exempt Securities Trust, National Trust 273, New Jersey Trust 151, New York Trust 196 and Pennsylvania Trust 117, hereby identifies California Trust 163 and New York Trust 168 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:


    (1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That it has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the 20th day of July, 2001.


                        Signatures appear on page II-4.

  A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                        Salomon Smith Barney Inc., Depositor

                                               /s/ George S. Michinard, Jr.
                                          By .................................
                                                (George S. Michinard, Jr.)

                                          By the following persons*, who
                                           constitute a majority of the
                                           directors of Salomon Smith Barney
                                           Inc.:

                                                  Deryck C. Maughan

                                                  Michael A. Carpenter


                                               /s/ George S. Michinard, Jr.
                                          By ..................................
                                                (George S. Michinard, Jr.,
                                                     Attorney-in-Fact)
--------
  * Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-66875.